Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

GIGPEAK, INC.

at

$3.08 Per Share

by

GLIDER MERGER SUB, INC.

a wholly-owned subsidiary of

INTEGRATED DEVICE TECHNOLOGY, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), NEW YORK CITY TIME ON MONDAY, APRIL 3, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of February 13, 2017, by and among Integrated Device Technology, Inc. (“IDT”), a Delaware corporation, Glider Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of IDT, and GigPeak, Inc. (“GigPeak”), a Delaware corporation (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

The Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of GigPeak including the associated purchase rights for Series A Junior Preferred Stock of GigPeak (the “Rights”) issued under the Rights Agreement, dated as of December 16, 2014, as amended, between GigPeak and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the common stock, the “Shares”), at a price per Share of $3.08 in cash (the “Offer Price”), without interest and subject to any applicable withholding taxes (the “Offer”).

As soon as practicable following the consummation of the Offer, Purchaser will merge with and into GigPeak (the “Merger”), with GigPeak continuing as the surviving corporation and as a wholly-owned subsidiary of IDT (the “Surviving Corporation”), pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the second business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties.

Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than any Shares (i) that are owned by or held in the treasury of GigPeak, or owned by IDT or any direct or indirect wholly-owned subsidiaries of IDT or GigPeak or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 of the General Corporation Law of the State of Delaware, will be automatically converted into the right to receive an amount in cash equal to the Offer Price without interest and subject to any applicable withholding taxes. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”.

Under no circumstances will interest be paid either with respect to the purchase of Shares pursuant to the Offer or upon conversion of Shares into the right to receive an amount of cash equal to the Offer Price in the Merger (which, in either case, may be reduced by any applicable withholding taxes), regardless of any extension of the Offer or any delay in making payment for Shares or consummating the Offer or the Merger.

THE BOARD OF DIRECTORS OF GIGPEAK UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

THE BOARD OF DIRECTORS OF GIGPEAK HAS UNANIMOUSLY (1) DETERMINED THAT THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, ARE FAIR TO AND IN THE BEST INTEREST OF GIGPEAK AND ITS STOCKHOLDERS; (2) ADOPTED AND APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER; (3) DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER; AND (4) RECOMMENDED THAT GIGPEAK’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO US IN THE OFFER AND TO THE EXTENT APPLICABLE, APPROVE AND ADOPT THE MERGER AGREEMENT AND ANY SUCH TRANSACTIONS.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered in the Offer and not properly withdrawn prior to the expiration date of the Offer, that number of Shares which, together with the number of Shares (if any) then owned by IDT or any of its wholly-owned direct or indirect subsidiaries, including the Purchaser, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of GigPeak then outstanding (determined on a fully diluted basis) and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”), (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated and (iii) the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

A summary of the principal terms of the Offer appears on pages i through ix. You should read both the entire Offer to Purchase and the Letter of Transmittal (as defined herein) carefully before deciding whether to tender your Shares into the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

March 7, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer, prior to the expiration date of the Offer:

•	If you are a record holder (i.e., you have a stock certificate or you hold Shares directly in your name in book-entry form in an account with GigPeak’s transfer agent, American Stock Transfer & Trust Company, LLC), you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions contained in the Letter of Transmittal, and send it, together with any certificate representing your Shares and any other required documents, to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”). These materials must reach the Depositary before the expiration date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the expiration date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

*****

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. Copies of these materials may also be found at the website maintained by the United States Securities and Exchange Commission at www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

SUMMARY TERM SHEET

The following are some questions that you, as a stockholder of GigPeak, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”). It may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (as it may be amended or supplemented from time to time the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer carefully and in their entirety. Questions or requests for assistance may be directed to MacKenzie Partners, Inc. our information agent (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to the Purchaser and, where appropriate, IDT.

Securities Sought:	All of the outstanding shares of common stock, par value $0.001 per share, of GigPeak, Inc., a Delaware corporation (“GigPeak”), including the associated purchase rights for Series A Junior Preferred Stock of GigPeak (the “Rights”) issued under the Rights Agreement, dated as of December 16, 2014, as amended, between GigPeak and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the common stock, the “Shares”).

Price Offered Per Share:	$3.08 per Share in cash (the “Offer Price”), without interest, subject to any applicable withholding taxes.

Scheduled Expiration Time:	The offer and withdrawal rights will expire at one minute following 11:59 P.M. (12:00 midnight), on Monday, April 3, 2017, unless the Offer is extended or terminated.

The Purchaser:	Glider Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Integrated Device Technology, Inc. (“IDT”), a Delaware corporation

GigPeak Board Recommendation:	The Board of Directors of GigPeak has unanimously recommended that GigPeak’s stockholders accept the Offer and tender their Shares to the Purchaser in the Offer.

Who is offering to buy my Shares?

Our name is Glider Merger Sub, Inc. We are a wholly-owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation. We are a Delaware corporation formed for the purpose of making the Offer and thereafter, pursuant to the Agreement and Plan of Merger, dated February 13, 2017, by and among IDT, GigPeak and us (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), merging with and into GigPeak (the “Merger”), with GigPeak continuing as the surviving corporation and as a wholly-owned subsidiary of IDT (the “Surviving Corporation”). To date, we have not carried on any activities other than those related to our formation and the Merger Agreement, including making this Offer. See the “Introduction” and Section 8 — “Certain Information Concerning IDT and the Purchaser.”

i

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and following the Merger, the entire equity interest in, GigPeak. As soon as practicable following the consummation of the Offer, Purchaser will merge with and into GigPeak, with GigPeak continuing as the Surviving Corporation, pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the second business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties. See Section 12 — “Purpose of the Offer; Plans for GigPeak.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.08 per Share in cash, without interest, subject to any applicable withholding taxes.

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does GigPeak’s Board think about the Offer?

The Board of Directors of GigPeak has unanimously:

•    determined that the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, are fair to and in the best interest of GigPeak and its stockholders;

•    adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

•    declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•    recommended that GigPeak’s stockholders accept the offer and tender their shares to us in the Offer and to the extent applicable, approve and adopt the Merger Agreement and any such transactions.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for GigPeak.” GigPeak will file with the United States Securities and Exchange Commission (the “SEC”) and mail to its stockholders its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) recommending that GigPeak’s stockholders accept the Offer and tender their Shares to us in the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon:

•	(i) there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined below), that number of Shares which, together with the number of Shares (if any) then owned by IDT or any of its wholly-owned direct or indirect subsidiaries, including the Purchaser, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of GigPeak then outstanding (determined on a fully diluted basis) and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”);

•	the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Required Governmental Approval”); and

•	the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement by IDT or us has been the primary cause of or primarily resulted in the failure or the non-satisfaction of any such condition) and, except as set forth in the following proviso, may be waived by us in whole or in part at any time and from time to time in our sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition and receipt of the Required Governmental Approval shall not be waivable and may not be waived by us.

Pursuant to the Merger Agreement, “on a fully diluted basis” means, as of any date, (i) the number of Shares outstanding, plus (ii) the number of Shares GigPeak is then required to issue pursuant to options, warrants, rights or other obligations outstanding at such date under any employee stock option, benefit plans, warrant agreements, convertible notes or otherwise (assuming all options and other rights to acquire or obligations to issue such Shares are fully vested and exercisable and all Shares issuable at any time have been issued and regardless of the conversion or exercise price or other terms or conditions of any security), including pursuant to the 2000 Stock Option Plan of Lumera Corporation (as amended), the 2004 Equity Incentive Plan of Lumera Corporation, the GigOptix LLC Equity Incentive Plan and GigPeak’s Amended and Restated 2008 Equity Incentive Plan (each, a “GigPeak Stock Plan”).

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Is there an agreement governing the Offer?

Yes. We, IDT and GigPeak have entered into the Merger Agreement referred to above in “Who is offering to buy my Shares?” The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the merger of the Purchaser with and into GigPeak. See Section 11 — “The Merger Agreement; Other Agreements.”

Do you have the financial resources to pay for all Shares?

Yes. We estimate that we will need approximately $250 million in cash to purchase all Shares pursuant to the Offer, to pay the consideration in respect of all Shares that are not tendered and that will each be converted in the Merger into the right to receive the Offer Price (except as provided in the Merger Agreement with respect to Shares owned by or held in the treasury of GigPeak, Shares owned by IDT or any direct or indirect wholly-owned subsidiaries of IDT (including the Purchaser) or GigPeak, or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law), to pay each of the Option Consideration, the RSU Consideration and the Warrant Consideration (each as defined below) as provided in the Merger Agreement and to pay related fees and expenses. IDT, our parent company, will provide us with sufficient funds to make such payments. IDT expects to fund such payments from a combination of available cash and $200 million in committed financing from JPMorgan Chase Bank, N.A. (“JPMorgan”) pursuant to a commitment letter entered into between IDT and JPMorgan on February 13, 2017. The Offer is not subject to any financing condition. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender into the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Shares solely for cash;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price, without interest, subject to any applicable withholding taxes); and

•	we will have sufficient funds in available cash to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses, whether or not the financing contemplated by the Debt Commitment Letter (as defined below) is consummated.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender into the Offer?

You will be able to tender your Shares into the Offer until one minute following 11:59 P.M. (12:00 midnight) New York Time, on Monday, April 3, 2017 (such date and time, the “Expiration Date”), unless (i) we extend the period during which the Offer is open pursuant to and in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” will mean the latest date and time at which the Offer, as so extended by us, will expire or (ii) the Merger Agreement has been earlier terminated. If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, our depositary for the Offer (the “Depositary”) of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

If you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Signature Guarantees”) may guarantee that the missing items will be received by the Depositary within three trading days of the New York Stock Exchange (“NYSE”). Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we may be required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond June 30, 2017 (the “Outside Date”).

Pursuant to the Merger Agreement, we will (and IDT will cause us to) extend the Offer:

•	for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff; provided, however, that in no event will we be required to extend the Offer to a date later than the Outside Date;

•	on one or more occasions, for successive periods of up to 10 business days each, the length of each such period (subject to such 10 business day maximum) to be determined by IDT in its sole discretion, if on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in the Merger Agreement) has not been satisfied, or, where permitted by applicable law and the Merger Agreement, waived by us, in order to permit the satisfaction of such conditions, provided, however, that in no event will we be required to extend the Offer to a date later than the Outside Date; and

•	if all the conditions to the Offer have been satisfied, or, where permitted by applicable law, the Merger Agreement and the terms set forth in Annex A to the Merger Agreement, waived by us, and the full amount of the debt financing has not been funded and will not be available to be funded at the Acceptance Time, then we will have the right, in our sole discretion, to extend the Offer for one period of up to 10 business days so long as no such extension would result in the Offer being extended beyond the third business day prior to the Outside Date.

For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.” Each of the time periods described above is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

How will I be notified if the time period during which I can tender my Shares into the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

How do I tender my Shares into the Offer?

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., you have a stock certificate or you hold Shares directly in your name in book-entry form in an account with GigPeak’s transfer agent, American Stock Transfer & Trust Company, LLC), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions contained in the Letter of Transmittal, and send it, together with any certificates representing your Shares and any other required documents, to the Depositary. These materials must reach the Depositary before the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Purchaser pursuant to the Offer.

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•	If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may extend the time you have to deliver such items by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

Until what time may I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

No. Prior to the closing date of the Merger, GigPeak has agreed to cooperate with IDT and use its commercially reasonable efforts to take all necessary, proper or advisable action to cause the delisting of GigPeak and of GigPeak Common Stock from the NYSE MKT as soon as practicable after the Effective Time and the deregistration of the Common Stock under the Exchange Act as soon as practicable after such delisting.. Following consummation of the Merger, no Shares will be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., the Offer Price, without interest, subject to any applicable withholding taxes), except as provided in the Merger Agreement with respect to Shares owned by IDT or its direct or indirect wholly-owned subsidiaries or GigPeak, or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law. See Section 13 — “Certain Effects of the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

If I decide not to tender my Shares into the Offer, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into GigPeak. At the effective time of the Merger (the “Effective Time”), each Share then issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any applicable withholding taxes, except as provided in the Merger Agreement with respect to Shares owned by or held in the treasury of GigPeak, and all Shares owned by IDT or any direct or indirect wholly-owned subsidiaries of IDT (including the Purchaser) or GigPeak. Notwithstanding the foregoing, Shares issued and outstanding immediately prior to the Effective Time and held by a stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law will not be converted into the right to receive the Merger Consideration and will instead be entitled to seek to have a Delaware court determine the “fair value” of such Shares in accordance with Delaware Law, unless such holder fails to perfect, withdraws, waives or loses the right to appraisal. In each such case, such Shares will be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

If the Offer is not consummated, will you nevertheless consummate the Merger?

No. None of us, IDT or GigPeak are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of Delaware Law and the obligation of us and GigPeak to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following the consummation of the Offer, we expect the Merger to occur promptly after the consummation of the Offer. See Section 1 — “Terms of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. If the Offer is consummated and then, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, the holders of Shares immediately prior to the Effective Time who did not tender their Shares in the Offer and have otherwise complied with the applicable procedures under Delaware Law will be entitled to seek to have a Delaware court determine the “fair value” of such Shares. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

What was the market value of my Shares on recent dates?

On February 10, 2017, the last full trading day prior to the day on which we announced that we entered into the Merger Agreement, the last sale price of the Shares reported on NYSE MKT was $2.52 per Share. On March 6, 2017, the last NYSE MKT trading day before we commenced the Offer, the last sale price of the Shares reported on NYSE MKT was $3.06 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer described in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to receive promptly an amount equal to the number of Shares you tendered into the Offer multiplied by the Offer Price in cash, without interest, subject to any applicable withholding taxes. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. See Section 2 — “Acceptance for Payment and Payment for Shares.” In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) any certificates representing such Shares, if applicable, (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares at The Depository Trust Company (“DTC”), an Agent’s Message (as defined below) in lieu of such Letter of Transmittal and delivery of Shares into the Depositary’s account at DTC and (iii) any other required documents for such Shares, as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Have any of GigPeak’s directors or officers agreed to tender their Shares?

Yes. The members of GigPeak’s Board of Directors, who collectively owned approximately 1.7% of the outstanding Shares as of March 1, 2017, have entered into a tender and support agreement with IDT and us, pursuant to which they have agreed to, among other things, tender their Shares into the Offer unless the Merger Agreement is terminated. See Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — Tender and Support Agreement.”

What will happen to GigPeak equity awards in the Offer?

The Offer is being made for all outstanding Shares, and not for (i) options to purchase Shares granted pursuant to a GigPeak Stock Plan (each, a “GigPeak Option”), (ii) restricted stock units granted pursuant to a GigPeak Stock Plan (each, a “GigPeak RSU”) or (iii) warrants to purchase Shares (“GigPeak Warrants”).

Following the consummation of the Offer and at the Effective Time:

•	each GigPeak Option with an exercise price per Share subject thereto that is less than the Offer Price (an “In-the-Money GigPeak Option”) that is outstanding as of immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such GigPeak Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per share of such GigPeak Option (the “Option Consideration”). In the event that any Cashed Out GigPeak Option is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the payment of the amount of cash with respect thereto will be delayed to the extent necessary to comply with Section 409A of the Code;

•	each outstanding GigPeak Option that is not an In-the-Money GigPeak Option will be cancelled immediately prior to the Effective Time for no consideration;

•	each GigPeak RSU that is outstanding and unvested immediately prior to the Effective Time (after giving effect to any accelerated vesting that occurs solely due to the consummation of the transactions contemplated by the Merger Agreement pursuant to a contract as in effect as of the date of the Merger Agreement) held by a GigPeak employee or GigPeak service provider will be assumed by IDT and converted automatically at the Effective Time into a restricted stock unit covering IDT Common Stock having, subject to applicable laws, the same terms and conditions as the GigPeak RSU (each, an “Assumed RSU”), except that (i) each such GigPeak RSU will entitle the holder, upon settlement, to that number of whole shares of IDT Common Stock equal to the product of (A) the number of Shares that were issuable with regard to such GigPeak RSU immediately prior to the Effective Time, multiplied by (B) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the volume weighted average price for a share of IDT Common Stock on the Nasdaq Global Select Market, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the closing date of the Merger as reported by Bloomberg, L.P., and rounding such product down to the nearest whole number of shares of IDT Common Stock, and (ii) all references to the “Company” or “GigPeak” in the applicable GigPeak Stock Plans and GigPeak RSU agreements will be references to IDT;

•	each GigPeak RSU that is outstanding immediately prior to the Effective Time and is not an Assumed RSU (including GigPeak RSUs for which the vesting is accelerated solely due to the consummation of the transactions contemplated by the Merger Agreement pursuant to a contract as in effect as of the date of the Merger Agreement) (“Cashed Out GigPeak RSUs”) will vest in full to the extent unvested and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such GigPeak RSU immediately prior to the Effective Time and (ii) the Offer Price (the “RSU Consideration”). In the event that any Cashed Out GigPeak RSU is subject to Section 409A of the Code, the payment of the amount of cash with respect thereto will be delayed to the extent necessary to comply with Section 409A of the Code;

•	each GigPeak Warrant with an exercise price per Share subject thereto that is less than the Offer Price (“In-the-Money GigPeak Warrant”) that is outstanding immediately prior to the Effective Time will, in accordance with its terms, either (i) be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash (“Cashed Out GigPeak Warrant”) equal to the product obtained by multiplying (A) the aggregate number of Shares for which such In-the-Money GigPeak Warrant was exercisable immediately prior to the Effective Time and (B) the excess, if any, of the Offer Price over the exercise price per share of such In-the-Money GigPeak Warrant (the “Warrant Consideration”) or (ii) exercised immediately prior to the Effective Time and the Shares issued upon the exercise of such In-the-Money GigPeak Warrant will be deemed outstanding and held by the holder of such In-the-Money GigPeak Warrant and will be deemed to have been cancelled in the Merger, and the holder will have the right to receive (A) the Merger Consideration payable with respect to such Shares in accordance with the Merger Agreement less (B) the amount of the aggregate exercise price of the Shares; provided, however, such In-the-Money GigPeak Warrant may be exercised in a cashless manner in accordance with its terms; and

•	each GigPeak Warrant that is not an In-the-Money GigPeak Warrant will be cancelled as of immediately prior to the Effective Time in exchange for no consideration.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Options, Restricted Stock Unit Awards and Stock Awards.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes. If you are a United States Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger — United States Holders”), in general, you will recognize gain or loss in an amount equal to the difference, if any, between your adjusted tax basis in the Shares that you tender into the Offer or exchange in the Merger and the amount of cash you receive for such Shares (determined before deduction of any applicable withholding taxes). If you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-United States Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger — Non-United States Holders”), subject to the discussion in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding” and the qualifications and limitations in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger,” you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender into the Offer or exchange in the Merger unless you have certain connections to the United States. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares into the Offer or having your Shares converted into the right to receive cash in the Merger. See Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of the material U.S. federal income tax consequences of tendering or exchanging Shares pursuant to the Offer or the Merger.

To whom should I talk if I have additional questions about the Offer?

You may call MacKenzie Partners, Inc., the Information Agent, toll-free at (800) 322-2885. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of GigPeak, Inc.:

INTRODUCTION

We, Glider Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Integrated Device Technology, Inc. (“IDT”), a Delaware corporation, are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of GigPeak, Inc. (“GigPeak”), a Delaware corporation, including the associated purchase rights for Series A Junior Preferred Stock of GigPeak (the “Rights”) issued under the Rights Agreement, dated as of December 16, 2014, as amended, between GigPeak and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the common stock, the “Shares”), at a price per Share of $3.08 in cash (the “Offer Price”), without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.” We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of February 13, 2017, by and among IDT, the Purchaser and GigPeak (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

The Offer and withdrawal rights will expire at one minute following 11:59 P.M. (12:00 midnight), New York Time, on Monday, April 3, 2017, (such date and time, the “Expiration Date”), unless (i) we extend the period during which the Offer is open pursuant to and in accordance with the Merger Agreement, in which case the term “Expiration Date” means the latest date and time at which the Offer, as so extended by us, will expire (provided, however, our obligation to extend the Offer is limited as discussed in Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Extensions of the Offer”) or (ii) the Merger Agreement has been earlier terminated. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or delay in making payment for Shares.

If you are a record owner of Shares and you tender such Shares directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) in accordance with the terms of this Offer, you will not be charged brokerage fees or commissions on the sale of Shares pursuant to the Offer. Applicable stock transfer taxes with respect to the transfer and sale of any Shares may be withheld and deducted from the purchase price of such Shares purchased as set forth in Instruction 6 of the Letter of Transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the United States Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (or the applicable IRS Form W-8, if the tendering stockholder or other payee is a Non-United States Holder), may be subject to U.S. federal backup withholding on the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding.” Non-United States Holders are urged to consult their tax advisors regarding the application of U.S. federal backup withholding.

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should consult with such nominee to determine if you will be charged any service fees or commissions.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three New York Stock Exchange (“NYSE”) trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

We will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc. (the “Information Agent”) incurred in connection with the Offer. See Section 18 — “Fees and Expenses.”

As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into GigPeak (the “Merger”), with GigPeak continuing as the surviving corporation and as a wholly-owned subsidiary of IDT (the “Surviving Corporation”), pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the second business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties.

At the Effective Time of the Merger (as defined below), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest, subject to any applicable withholding taxes, except for Shares (such shares, the “Excluded Shares”) (i) that are owned by or held in the treasury of GigPeak, or owned by IDT or any direct or indirect wholly-owned subsidiaries of IDT or GigPeak, which will be automatically cancelled and no payment made with respect thereto or (ii) held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal). See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

The Board of Directors of GigPeak has unanimously:

•    determined that the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, are fair to and in the best interest of GigPeak and its stockholders;

•    adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

•    declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•    recommended that GigPeak’s stockholders accept the offer and tender their shares to us in the Offer and to the extent applicable, approve and adopt the Merger Agreement and any such transactions.

A more complete description of the reasons of the Board of Directors of GigPeak for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed by GigPeak with the United States Securities and Exchange Commission (“SEC”) and mailed to GigPeak’s stockholders with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to us or IDT receiving financing or any other financing condition. The Offer is conditioned upon:

•	(i) there being validly tendered in the Offer and not properly withdrawn prior to the expiration date of the Offer, that number of Shares which, together with the number of Shares (if any) then owned by IDT or any of its wholly-owned direct or indirect subsidiaries, including the Purchaser, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of GigPeak then outstanding (determined on a fully diluted basis) and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures (to the extent such procedures are permitted by the Purchaser) that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”);

•	the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Required Governmental Approval”); and

•	the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in Section 15 — “Conditions to the Offer.” See Section 15 — “Conditions to the Offer” and Section 17 — “Certain Legal Matters; Regulatory Approvals.”

According to GigPeak, as of March 1, 2017, there were (i) 67,641,585 Shares issued and outstanding, (ii) GigPeak options to purchase an aggregate of 6,894,399 Shares, all of which have an exercise price of less than $3.08, (iii) 5,470,038 Shares underlying GigPeak restricted stock units, and (iv) 161,554 Shares subject to issuance pursuant to the exercise of outstanding GigPeak warrants, of which 36,554 have an exercise price of less than $3.08.

Assuming (x) no other Shares were or are issued after February 10, 2017 and (y) no GigPeak options, GigPeak restricted stock units, GigPeak warrants or other awards consisting of Shares or purchase rights have been granted or have expired after February 10, 2017, the Minimum Condition would be satisfied if at least 40,083,788 Shares are validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) and not properly withdrawn prior to the Expiration Date.

In order to induce us and IDT to enter into the Merger Agreement, the members of GigPeak’s Board of Directors have entered into a tender and support agreement, dated February 13, 2017, with IDT and us, pursuant to which these directors who are stockholders have, subject to certain limitations and exceptions, (i) agreed to tender their Shares, which represented approximately 1.7% of the outstanding Shares as of March 1, 2017, into the Offer and (ii) agreed not to withdraw any such Shares tendered in the Offer, unless the Merger Agreement is terminated. See Section 11 — “The Merger Agreement; Other Agreements — Other Agreements — Tender and Support Agreement”

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Offer is consummated and then, subject to the terms and conditions of the Merger Agreement, the Merger is consummated, the holders of Shares immediately prior to the Effective Time who did not tender their Shares in the Offer and have otherwise complied with the applicable procedures under Delaware Law will be entitled to seek to have a Delaware court determine the “fair value” of such Shares. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND STOCKHOLDERS OF GIGPEAK SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the Minimum Condition, the receipt of the Required Governmental Approval, and the other conditions set forth in Section 15 — “Conditions to the Offer.”

We expressly reserve the right to waive any of the conditions to the Offer, in whole or in part and at any time and from time to time, in our sole discretion, and to make any change in the terms and conditions of the Offer; except that, unless otherwise contemplated by the Merger Agreement or as previously approved by GigPeak in writing, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration), (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition or the Required Governmental Approval, (v) impose any condition or requirement on the Offer other than those described in Section 15 — “Conditions to the Offer”, (vi) extend the Offer except as otherwise provided in the Merger Agreement, or (vii) otherwise amend the Offer in any manner that is adverse to the holder of Shares.

As soon as practicable following the consummation of the Offer, the Purchaser will merge with and into GigPeak, with GigPeak continuing as the Surviving Corporation, pursuant to the provisions of Section 251(h) of Delaware Law, with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the second business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties.

Pursuant to the Merger Agreement, we will extend the Offer (i) for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff; provided, however, that in no event will we be required to extend the Offer to a date later than June 30, 2017 (the “Outside Date”), (ii) on one or more occasions, for successive periods of up to 10 business days each, the length of each such period (subject to such 10 business day maximum) to be determined by IDT in its sole discretion, if on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in the Merger Agreement) has not been satisfied, or, where permitted by applicable law and the Merger Agreement, waived by us, in order to permit the satisfaction of such conditions, provided, however, that in no event will we be required to extend the Offer to a date later than the Outside Date and (iii) if all the conditions to the Offer have been satisfied, or, where permitted by applicable law, the Merger Agreement and the terms set forth in Annex A to the Merger Agreement, waived by us, and the full amount of the debt financing has not been funded and will not be available to be funded at the Acceptance Time, then we will have the right, in our sole discretion, to extend the Offer for one period of up to 10 business days so long as no such extension would result in the Offer being extended beyond the third business day prior to the Outside Date. Our obligation to extend the Offer is further limited as set forth below in this Section 1 and in Section 11 — “The Merger Agreement; Other Agreements — Extensions of the Offer.” For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with all rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, delay our acceptance for payment of Shares, delay payment after the consummation of the Offer or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay promptly the consideration offered or return the securities deposited by or on behalf of stockholders after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of 10 business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day. Each of the time periods described in this paragraph is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such altered consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as soon as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

GigPeak has provided us with GigPeak’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on GigPeak’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer, as described in Section 15 — “Conditions to the Offer,” we will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as soon as practicable and in any event not more than three business days after the first Expiration Date upon which the conditions pursuant to the Merger Agreement are satisfied or waived. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for how to validly tender Shares.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	For Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) or, for Shares held in book-entry form, confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, in each case pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;”

•	A properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined below) in lieu of such Letter of Transmittal; and

•	Any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and GigPeak.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if certificates representing Shares are submitted evidencing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign the right to purchase all or any Shares tendered pursuant to the Offer in whole or from time to time in part to one or more affiliates, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a GigPeak stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	If you are a record holder and you have Shares held as physical certificates, the certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;

•	If you are a record holder and you hold Shares directly in your name in book-entry form in an account with GigPeak’s transfer agent, American Stock Transfer & Trust Company, LLC, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date. If you hold your shares in book-entry at The Depository Trust Company, you are not obligated to submit a Letter of Transmittal, but you must (1) submit an Agent’s Message (as defined below) and (2) deliver your Shares according to the DTC book-entry transfer procedures described below under “DTC Book-Entry Transfer” before the Expiration Date;

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered; or

•	For Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the consummation of the Offer occurs, we will acquire good and unencumbered title to such Shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “DTC” or “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) and any other required documents (for example, in certain circumstances, a completed IRS Form W-9) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Required documents must be transmitted to and received by the Depositary as set forth above. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Agent’s Message. The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a certificate representing Shares is not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the certificate representing such Shares must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on such certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and GigPeak.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) if applicable, certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived to our satisfaction. None of us, IDT, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of GigPeak’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the consummation of the Offer, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of GigPeak’s stockholders.

U.S. Federal Backup Withholding. Under the U.S. federal backup withholding rules, a portion of the gross proceeds payable to a tendering United States Holder (as defined below) or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the United States Holder or other payee provides his or her correct taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such United States Holder or other payee is otherwise exempt from backup withholding. Therefore, unless an exemption exists and is proven in a manner satisfactory to the Depositary, each tendering United States Holder should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain payees are not subject to these backup withholding requirements. In order for a Non-United States Holder to avoid backup withholding, the Non-United States Holder must submit a statement (usually, an IRS Form W-8BEN, W-8BEN-E or W-8ECI), signed under penalties of perjury, attesting to that Non- United States Holder’s exempt status. Such statements can be obtained from the Depositary or the United States Internal Revenue Service’s website at www.irs.gov.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO PROPERLY COMPLETE AND SIGN THE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR AN APPLICABLE IRS FORM W-8) MAY BE SUBJECT TO U.S. FEDERAL BACKUP WITHHOLDING OF A PORTION OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

4.	Withdrawal Rights.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time on or before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after May 6, 2017, which is the 60th day after the date of the Offer, unless prior to that date we have accepted for payment the Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through the Book-Entry Transfer Facility as set forth in Section 3—“ Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedures Accepting the Offer and Tendering Shares” at any time on or before the Expiration Date.

We will resolve all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal. We reserve the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, IDT, the Depositary, the Information Agent, GigPeak or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion applies only to holders that hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address consequences relevant to holders subject to special rules, including: holders who hold Shares received pursuant to the exercise of employee stock options or otherwise as compensation, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders who are pass-through entities for U.S. federal income tax purposes or investors in such pass-through entities, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, U.S. expatriates or entities subject to the U.S. anti-inversion rules, “controlled foreign corporations” or “passive foreign investment companies,” “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the alternative minimum tax, the Medicare contribution tax on net investment income, the U.S. federal gift or estate tax, or state, local or foreign taxation. This discussion also does not address the tax consequences to holders of Shares who exercise appraisal rights under Delaware Law.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of tendering Shares pursuant to the Offer or the Merger.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

The receipt of cash for Shares pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference, if any, between such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor (determined before deduction of any applicable withholding taxes). A United States Holder’s adjusted tax basis will generally equal the price the United States Holder paid for such Shares. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by certain non-corporate United States Holders, including individuals, generally are taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

Subject to the discussion below regarding backup withholding, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-United States Holder’s permanent establishment in the United States), in which case (i) the Non-United States Holder will be subject to U.S. federal income tax in the same manner as if it were a United States Holder (but such Non-United States Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9), and (ii) if the Non-United States Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty);

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, in which case, the Non-United States Holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares net of certain U.S. source losses from sales or exchanges of other capital assets, provided the Non-United States Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•	GigPeak is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, actually or constructively, at any time during the shorter of (i) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (ii) the period during which the Non-United States Holder held such Shares, more than 5% of the Shares. GigPeak has not been, is not and does not anticipate becoming a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Payments made to United States Holders in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding” unless an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — U.S. Federal Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an appropriate IRS Form W-8BEN or W-8BEN-E that it is not a United States person, or otherwise establishes an exemption in a manner satisfactory to the Depositary or other payor.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax, provided that the required information is timely provided to the IRS. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal (in the case of United States Holders) or, in the case of Non-United States Holders, an IRS Form W-8BEN or W-8BEN-E or other applicable form.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NYSE MKT under the symbol “GIG.” The Shares have been listed on NYSE MKT since April 25, 2012. Prior to that time, the Shares traded on the OTC Bulletin Board under the symbol “GGOX” beginning on December 10, 2008. The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on NYSE MKT based on published financial sources:

	High	Low
Fiscal Year Ending December 31, 2017
First Quarter (through March 6, 2017)	$3.11	$2.42
Fiscal Year Ending December 31, 2016
Fourth Quarter, ended December 31, 2016	$2.86	$2.10
Third Quarter, ended September 25, 2016	$2.39	$1.63
Second Quarter, ended June 26, 2016	$3.03	$1.80
First Quarter, ended March 27, 2016	$3.42	$1.95
Fiscal Year Ending December 31, 2015
Fourth Quarter, ended December 31, 2015	$3.29	$1.64
Third Quarter, ended September 29, 2015	$2.59	$1.48
Second Quarter, ended June 28, 2015	$1.67	$1.13
First Quarter, ended March 29, 2015	$1.49	$1.08

On February 10, 2017, the last full trading day prior to the day on which we announced that we entered into the Merger Agreement, the last sale price of the Shares reported on NYSE MKT was $2.52 per Share. On March 6, 2017, the last NYSE MKT trading day before we commenced the Offer, the last sale price of the Shares reported on NYSE MKT was $3.06 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

GigPeak has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, GigPeak is not permitted to declare or pay any dividend in respect of the Shares without IDT’s prior written consent (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of GigPeak to its parent and distributions resulting from the vesting or exercise of GigPeak options, the vesting and settlement of GigPeak restricted stock units or the exercise of GigPeak warrants outstanding on the date the Merger Agreement was entered into). See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of GigPeak’s Business Pending the Merger.”

7.	Certain Information Concerning GigPeak.

Except as otherwise set forth in this Offer to Purchase, the information concerning GigPeak contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and is qualified in its entirety by reference thereto. You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information set forth in GigPeak’s public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information.

General. GigPeak is a leading innovator of semiconductor ICs and software solutions for high-speed connectivity and high-quality video compression over the network and the cloud. The focus of the company is to develop and deliver products that enable lower power consumption and faster data connectivity, more efficient use of network infrastructure, broader connectivity to the cloud, and reduce the total cost of ownership of existing network pipes from the core to the end user. GigPeak addresses both the speed of data transmission and the amount of bandwidth the data consumes within the network, and provides solutions that increase the efficiency of the Internet of Things, leveraging its strength in high-speed connectivity and high-quality video compression. The extended product portfolio provides more flexibility to support changing market requirements from ICs and MMICs through full software programmability and cost-efficient custom ASICs.

Available Information. GigPeak files annual, quarterly and current reports, proxy statements and other information with the SEC. GigPeak’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document GigPeak files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. GigPeak maintains a website at http://www.gigpeak.com. These website addresses are not intended to function as hyperlinks, and the information contained on GigPeak’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

GigPeak Financial Projections. In connection with our due diligence review, GigPeak provided us with internal financial forecasts prepared by management of GigPeak regarding the anticipated future financial and operating performance of GigPeak for calendar years 2017 through 2019.

GigPeak has advised us that, except for quarterly and fiscal year guidance as to the expectations of GigPeak management regarding GigPeak’s financial performance for the current fiscal quarter or fiscal year respectively, GigPeak does not typically make public long-term projections or forecasts as to future performance or earnings. In the ordinary course, GigPeak management prepares forecasts annually for internal budgeting and business planning purposes for the subsequent fiscal year which it continues to refine as that year proceeds (the “Annual Plan of Record”).

On January 20, 2017, GigPeak management presented IDT representatives certain unaudited prospective financial information from the GigPeak Annual Plan of Record for the 2017 fiscal year (the “GigPeak 2017 Annual Plan of Record”), and an estimated reduction in GigPeak’s operating expense of an amount equal to $6,799,000 as a result of potential synergies (as estimated by GigPeak management) from the combination of GigPeak and IDT (the “January 2017 Model”). On February 1, 2017, GigPeak management provided representatives of IDT with another presentation that provided additional product split information regarding the prospective revenue information contained in the January 2017 Model.

On February 2, 2017, GigPeak provided IDT with certain unaudited prospective financial information for fiscal years 2017 through 2019 (the “February 2017 Models”, and collectively with the January 2017 Model, the “Projections”). The February 2017 Models contained a model based on the January 2017 Model (the “Management Model”) and a model based on research analyst reports consensus (the “Research Analyst Coverage Consensus Model”). The Management Model differed from the January 2017 Model as a result of the inclusion of unaudited prospective financial information for fiscal years 2018 and 2019 and exclusion of the impact of potential synergies set forth in the January 2017 Model. The Management Model differed from the GigPeak 2017 Annual Plan of Record due to an error in the calculation of prospective fiscal year 2017 net income, which was intended to be adjusted to reflect GigPeak management’s refinement of estimates for prospective interest and other expenses and prospective taxes in fiscal year 2017 but, as a result of a failure to correctly subtract prospective taxes in fiscal year 2017 in the amount of approximately $400,000 as reported in the Management Model, the Management Model stated net income in fiscal year 2017 as approximately $14.6 million instead of approximately $14 million. The Research Analyst Coverage Consensus Model was provided to IDT as an alternative source of prospective financial information based on research analyst reports consensus.

On February 8, 2017, GigPeak management shared with the GigPeak Board and GigPeak’s financial advisors certain unaudited prospective financial information for 2017 through 2019 derived from the information included in the GigPeak 2017 Annual Plan of Record (the “Final Unaudited Prospective Financial Information”). The Final Unaudited Prospective Financial Information differed from the Management Model as a result of (i) GigPeak management’s refinement of the estimates for prospective interest and other expenses and prospective taxes included in the Management Model which resulted in the estimated net income being reduced in fiscal year 2017 in the Final Unaudited Prospective Financial Information from the corresponding amount in the Management Model, (ii) an adjustment in the calculation of prospective diluted shares which had been overstated in the earlier calculations in the Management Model and (iii) a correction of errors in the Management Model in the calculation of prospective operating expense, interest and other expenses and taxes for fiscal years 2018 and 2019, which differences collectively resulted in the estimated net income in the Final Unaudited Prospective Financial Information being reduced by approximately $200,000 in fiscal year 2017, increased by approximately $400,000 in fiscal year 2018 and reduced by approximately $300,000 in fiscal year 2019, from the corresponding amounts stated in the Management Model. The Final Unaudited Prospective Financial Information was used by GigPeak’s financial advisors in connection with their respective financial analyses that were presented to the GigPeak Board. GigPeak management has advised us that the Final Unaudited Prospective Financial Information represents GigPeak management’s best currently available estimates as to the future performance of GigPeak. None of the Final Unaudited Prospective Financial Information, the description of the differences between the Final Unadjusted Prospective Financial Information and the Management Model or the reconciliation of the non-GAAP measures in the Management Model to GAAP were provided to IDT prior to entry into the Merger Agreement. The Projections provided to us by GigPeak and the Final Unaudited Prospective Financial Information are further described in Item 4 “The Solicitation or Recommendation – Certain Projected Financial Information” in the Schedule 14D-9 that is being filed by GigPeak with the SEC and mailed to GigPeak’s stockholders with this Offer to Purchase. Stockholders of GigPeak are urged to, and should, carefully read the Schedule 14D-9.

The January 2017 Model and the Management Model were prepared by or at the direction of GigPeak’s management and are solely the responsibility of GigPeak’s management. None of the Purchaser, IDT or our affiliates or representatives participated in preparing, and none of the Purchaser, IDT or our affiliates or representatives express any view on, the Projections summarized below or the assumptions underlying such information. GigPeak has advised us that the Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections, or generally accepted accounting principles in the United States (“GAAP”). In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections were prepared on a non-GAAP basis and do not comply with GAAP. Furthermore, the reconciliation of the Projections to GAAP was not provided to IDT prior to entry into the Merger Agreement. The summary of the Projections is not being included in this Offer to Purchase to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because these financial projections were provided to IDT to evaluate the transactions contemplated by the Merger Agreement. The Projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of GigPeak’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections are based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond GigPeak’s control. The Projections also reflect assumptions as to business decisions and other matters that are subject to change. In addition, the accuracy of the Projections may be affected by GigPeak’s ability to achieve tactical and strategic goals, objectives and targets as well as to secure customers and potential business over the applicable periods.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Offer to Purchase should not be regarded as an indication that we, IDT, GigPeak or any of our or their respective officers, directors, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither we nor IDT or GigPeak nor any of our or their respective officers, directors, advisors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections, including to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. GigPeak has advised us that it does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law or as provided in the Schedule 14D-9. Neither we nor IDT or GigPeak nor any of our or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of GigPeak or other person regarding the ultimate performance of GigPeak compared to the information contained in the Projections or that the Projections will be achieved. GigPeak has made no representation to us, IDT or our or their affiliates, in the Merger Agreement or otherwise, concerning the Projections. The summary of the Projections is not included in this Offer to Purchase in order to influence any GigPeak stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares under Delaware Law.

GigPeak’s non-GAAP measures of gross profit, operating expenses, operating income and net income exclude amortization of intangibles, stock-based compensation, acquisition and strategic activities related costs and loss on equity method investment. Adjusted EBITDA is defined as net income before interest, taxes, other expense (income), net, depreciation and amortization, including amortization of intangibles, stock-based compensation, acquisition and strategic activities related costs and loss on equity method investment. Adjusted EBITDA differs from net earnings, as calculated in accordance with GAAP, in that it excludes the foregoing items. GigPeak has made numerous investments in its business, such as acquisitions and capital expenditures, which GigPeak believes it has adjusted for in Adjusted EBITDA, and GigPeak has used equity as a compensatory method that is also excluded. Adjusted EBITDA also does not give effect to cash used for debt service requirements and thus does not reflect funds available for reinvestments or other discretionary uses.

In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders of GigPeak are cautioned not to place undue, if any, reliance on the Projections.

Set forth below is a summary of the Projections provided to us by GigPeak.

A summary of the Management Model, as provided to IDT on February 2, 2017, is set forth below.

February 2017 Models - Management Model

	Calendar Year Ended December 31,

US$ in Millions	2017E	2018E	2019E

Revenue	$67.1	$77.8	$92.6

Revenue Growth	14.2%	16.0%	19.0%

Non-GAAP Total Cost of Goods	$19.5	$23.0	$27.8

Non-GAAP Gross Profit	$47.6	$54.9	$64.8

Non-GAAP Gross Margin	71.0%	70.5%	70.0%

Non-GAAP Operating Expenses	$31.7	$35.2	$37.9

Non-GAAP Operating Expenses as a % of Revenue	47.2%	45.2%	41.0%

Non-GAAP Operating Income	$15.9	$19.7	$26.9

Interest & Other Income (Expense)	(1.5)	(2.7)	(5.2)

Non-GAAP Net Income Before Tax	$14.4	$17.0	$21.7

Adjusted EBITDA	$19.3	$23.0	$30.3

Taxes	(0.4)	(0.8)	(2.2)

Non-GAAP Net Income	$14.6	$16.1	$19.5

Fully Diluted Shares Outstanding	71.000	75.000	78.000

Non-GAAP Earnings Per Share	$0.21	$0.22	$0.25

The table below presents GigPeak’s reconciliation of the Non-GAAP prospective financial information included in the Management Model to the most comparable GAAP measure for fiscal years 2017 through 2019, which was not provided to IDT prior to signing the Merger Agreement:

	Twelve months ended December 31,

	2017	2018	2019

GAAP Total Cost of Revenue	$22.3	$27.1	$32.0

Stock-based compensation	(0.3)	(0.4)	(0.5)

Amortization of intangible assets	(2.5)	(3.7)	(3.7)

Non-GAAP Total Cost of Goods	$19.5	$23.0	$27.8

GAAP Gross Profit	$44.8	$50.8	$60.6

Stock-based compensation	0.3	0.4	0.5

Amortization of intangible assets	2.5	3.7	3.7

Non-GAAP Gross Profit	$47.6	$54.9	$64.8

GAAP Operating Expenses	$39.8	$44.3	$48.1

Stock-based compensation	(5.4)	(6.5)	(7.4)

Amortization of intangible assets	(1.0)	(0.6)	(0.6)

Acquisition and strategic activities related costs	(1.7)	(2.0)	(2.2)

Non-GAAP Operating Expenses	$31.7	$35.2	$37.9

GAAP Income from Operations	$5.0	$6.5	$12.5

Stock-based compensation	5.7	6.9	7.9

Amortization of intangible assets	3.5	4.3	4.3

Acquisition and strategic activities related costs	1.7	2.0	2.2

Non-GAAP Income from Operations	$15.9	$19.7	$26.9

GAAP Net Income	$3.7	$2.9	$5.1

Stock-based compensation	5.7	6.9	7.9

Amortization of intangible assets	3.5	4.3	4.3

Acquisition and strategic activities related costs	1.7	2.0	2.2

Non-GAAP Net Income	$14.6	$16.1	$19.5

GAAP Income from Operations	$5.0	$6.5	$12.5

Depreciation and amortization	6.9	7.6	7.7

Stock-based compensation	5.7	6.9	7.9

Acquisition and strategic activities related costs	1.7	2.0	2.2

Adjusted EBITDA	$19.3	$23.0	$30.3

A summary of the Research Analyst Coverage Consensus Model, as provided to IDT on February 2, 2017, is set forth below.

February 2017 Models - Research Analyst Coverage Consensus Model

	Calendar Year Ended December 31,

US$ in Millions	2017E	2018E	2019E

Revenue	$69.9	$83.5	$101.1

Revenue Growth	19.1%	19.5%	21.0%

Non-GAAP Total Cost of Goods	$20.3	$24.6	$30.3

Non-GAAP Gross Profit	$49.6	$58.9	$70.8

Non-GAAP Gross Margin	71.0%	70.5%	70.0%

Non-GAAP Operating Expenses	$31.7	$35.2	$37.9

Non-GAAP Operating Expenses as % of Revenue	45.4%	42.1%	37.5%

Non-GAAP Operating Income	$17.9	$23.7	$32.8

Interest & Other Income (Expense)	(1.5)	(2.7)	(5.2)

Non-GAAP Net Income Before Tax	$16.4	$21.0	$27.6

Adjusted EBITDA	$19.3	$25.1	$34.2

Taxes	(0.4)	(1.0)	(2.8)

Non-GAAP Net Income	$16.0	$19.9	$24.9

Fully Diluted Shares Outstanding	71.0	75.0	78.0

Non-GAAP Earnings Per Share	$0.23	$0.27	$0.32

The table below presents GigPeak’s reconciliation of the Non-GAAP prospective financial information in the Research Analyst Coverage Consensus Model to the most comparable GAAP measure for fiscal years 2017 through 2019 which was not provided to IDT prior to signing the Merger Agreement:

	Twelve months ended December 31,

	2017	2018	2019

GAAP Total Cost of Revenue	$23.1	$28.7	$34.5

Stock-based compensation	(0.3)	(0.4)	(0.5)

Amortization of intangible assets	(2.5)	(3.7)	(3.7)

Non-GAAP Total Cost of Goods	$20.3	$24.6	$30.3

GAAP Gross Profit	$46.8	$54.8	$66.6

Stock-based compensation	0.3	0.4	0.5

Amortization of intangible assets	2.5	3.7	3.7

Non-GAAP Gross Profit	$49.6	$58.9	$70.8

GAAP Operating Expenses	$39.8	$44.3	$48.1

Stock-based compensation	(5.4)	(6.5)	(7.4)

Amortization of intangible assets	(1.0)	(0.6)	(0.6)

Acquisition and strategic activities related costs	(1.7)	(2.0)	(2.2)

Non-GAAP Operating Expenses	$31.7	$35.2	$37.9

GAAP Income from Operations	$7.0	$10.5	$18.4

Stock-based compensation	5.7	6.9	7.9

Amortization of intangible assets	3.5	4.3	4.3

Acquisition and strategic activities related costs	1.7	2.0	2.2

Non-GAAP Income from Operations	$17.9	$23.7	$32.8

GAAP Net Income	$5.1	$6.7	$10.5

Stock-based compensation	5.7	6.9	7.9

Amortization of intangible assets	3.5	4.3	4.3

Acquisition and strategic activities related costs	1.7	2.0	2.2

Non-GAAP Net Income	$16.0	$19.9	$24.9

GAAP Income from Operations	$7.0	$10.5	$18.4

Depreciation and amortization	4.9	5.7	5.7

Stock-based compensation	5.7	6.9	7.9

Acquisition and strategic activities related costs	1.7	2.0	2.2

Adjusted EBITDA	$19.3	$25.1	$34.2

Stockholders of GigPeak are urged to, and should, carefully read Item 4—“The Solicitation or Recommendation—Certain Projected Financial Information” in the Schedule 14D-9 for additional information regarding the financial measures described above.

8.	Certain Information Concerning IDT and the Purchaser.

IDT was incorporated in California in 1980 and reincorporated in Delaware in June 1987. IDT’s principal executive offices are located at 6024 Silver Creek Valley Road, San Jose, California 95138. The telephone number of its principal executive offices is (408) 284-8200. IDT, together with its subsidiaries, develops system-level solutions that optimize our customers’ applications in key markets. IDT’s market-leading products in radio frequency (RF), timing, wireless power transfer, serial switching, interfaces and sensing solutions are among its broad array of complete mixed-signal solutions for the communications, computing, consumer, automotive and industrial segments. These products are used for development in areas such as 4G infrastructure, network communications, cloud datacenters and power management for computing and mobile devices.

We are a Delaware corporation and a wholly-owned subsidiary of IDT, incorporated on February 8, 2017, and we were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Our principal executive offices are located at 6024 Silver Creek Valley Road, San Jose, California 95138, and the telephone number of our principal executive offices is (408) 284-8200. To date, we have not carried on any activities other than those related to our formation and the Merger Agreement, including making the Offer. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement and related Tender and Support Agreement. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, we and GigPeak have agreed to take all necessary and appropriate actions to cause the Merger, with GigPeak continuing as the Surviving Corporation.

Additional Information. Certain information relating to IDT and the Purchaser is set forth in Annex A to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with GigPeak,” Section 11 — “The Merger Agreement; Other Agreements” and Annex A): (i) neither we nor IDT nor, after reasonably inquiry, to our knowledge or the knowledge of IDT, any of the persons listed in Annex A, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of GigPeak, (ii) neither we nor IDT nor, after reasonable inquiry, to our knowledge or the knowledge of IDT, any of the persons listed in Annex A, has effected any transaction in the Shares or any other equity securities of GigPeak during the 60-calendar-day period preceding the date of this Offer to Purchase, (iii) neither we nor IDT nor, after reasonable inquiry, to our knowledge or the knowledge of IDT, any of the persons listed on Annex A, has any agreement, arrangement or understanding (whether or not legally enforceable) with any other person with respect to any securities of GigPeak, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us, IDT, any of IDT’s other direct or indirect subsidiaries or, after reasonable inquiry, to our knowledge or the knowledge of IDT, any of the persons listed on Annex A, on the one hand, and (A) GigPeak or any of its affiliates that are not natural persons, for which the aggregate value of the transactions is more than one percent of GigPeak’s consolidated revenue for the fiscal year when the transaction occurred or the past portion of the fiscal year for any transaction occurring in the current fiscal year or (B) any executive officer, director, or affiliate of GigPeak that is a natural person where the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000; (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or material contacts between us, IDT, any of IDT’s other direct or indirect subsidiaries or, after reasonable inquiry, to our knowledge or the knowledge of IDT, any of the persons listed on Annex A, on the one hand, and GigPeak or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of GigPeak’s directors or a sale or other transfer of a material amount of assets of GigPeak; (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, IDT or any of our or their respective executive officers, directors or affiliates, on the one hand, and GigPeak or any of its executive officers, directors or affiliates, on the other hand; (vii) during the five years prior to the date of this Offer to Purchase, neither we nor IDT nor, after reasonable inquiry, to our knowledge or the knowledge of IDT, any of the persons listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (viii) during the five years prior to the date of this Offer to Purchase, neither we nor IDT nor, after reasonable inquiry, to our knowledge or the knowledge of IDT, any of the persons listed in Annex A has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we and IDT have filed with the SEC a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and this Offer to Purchase and other exhibits to the Schedule TO are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us or IDT with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. IDT maintains a website at www.idt.com. These website addresses are not intended to function as hyperlinks, and the information contained on IDT’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds.

We estimate that we will need approximately $250 million in cash to purchase all Shares pursuant to the Offer, to pay the consideration in respect of all Shares that are not tendered and that will each (other than Excluded Shares) be converted in the Merger into the right to receive the Offer Price, to pay each of the Option Consideration, the RSU Consideration and the Warrant Consideration (each as defined below) as provided in the Merger Agreement and to pay related fees and expenses. IDT, our parent company, will provide us with sufficient funds to make such payments. IDT expects to fund such payments from a combination of available cash and $200 million in committed financing from JPMorgan Chase Bank, N.A. (“JPMorgan”) pursuant to a commitment letter entered into between IDT and JPMorgan on February 13, 2017 (the “Debt Commitment Letter”). If financing is not available pursuant to the Debt Commitment Letter, IDT plans to finance the transaction payments from cash on hand.

Debt Financing

JPMorgan has committed to provide $200 million of senior secured loans to IDT (the “Loan”) pursuant to the terms of the Debt Commitment Letter, subject to the conditions set forth in the Debt Commitment Letter. The Loan will be used (i) to repay outstanding debt of GigPeak, (ii) to fund a portion of the consideration payable in the Offer and the Merger, (iii) to pay fees and expenses related to the Offer, the Merger and the Loan and (iv) for general corporate purposes.

The Loan will bear interest, at IDT’s option, at a rate as determined on the basis of either LIBOR plus the Applicable Margin or the Base Rate plus the Applicable Margin. Under the Debt Commitment Letter, the “Applicable Margin” means 3.50% per annum in the case of LIBOR advances, and 2.50% per annum, in the case of Base Rate advances, and “LIBOR” and “Base Rate” have meanings customary and appropriate for financings of the type contemplated by the Debt Commitment Letter. The Loan will mature seven years after the closing date of the Loan. However, if IDT’s 0.875% Convertible Notes due 2022 are outstanding on June 16, 2022 and have not otherwise been extended or refinanced such that the notes’ maturity date is no earlier than 91 days after the Loan’s maturity date, the maturity date of the Loan will instead be June 16, 2022, subject to specified exceptions.

The extension of credit under the Loan is subject to certain closing conditions, including the consummation of the Merger in accordance with the terms of the Merger Agreement; the absence of a material adverse effect on GigPeak since September 25, 2016; the administrative agent’s receipt of certain officer’s certificates, legal opinions, corporate documents and financial information of the parties; and other closing conditions customary to an acquisition financing.

The Debt Commitment Letter contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, affiliate transactions, dividends and other distributions, but not including a financial maintenance covenant. The Debt Commitment Letter also includes customary events of defaults including a change of control provision.

IDT plans to repay the loan with cash from operations.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, which is incorporated herein by reference and a copy of which has been incorporated by reference to the Schedule TO. Stockholders and other interested parties are encouraged to read the Debt Commitment Letter in its entirety for a more complete description of the provisions summarized in this Section.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the consummation of the Offer is not subject to any financing condition; (ii) the Offer is being made for all Shares solely for cash; (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price per Share as was paid in the Offer (i.e., the Offer Price, without interest and subject to any applicable withholding taxes); and (iv) we will have sufficient funds, through IDT’s available cash, even absent the financing contemplated by the Debt Commitment Letter, to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with GigPeak.

The following is a description of material contacts between and among representatives of IDT or us with representatives of GigPeak that resulted in the execution of the Merger Agreement and the agreements related to the Offer and the Merger. For a more detailed discussion of GigPeak’s activities relating to these contacts, please refer to the Schedule 14D-9 that is being filed by GigPeak with the SEC and mailed to GigPeak’s stockholders with this Offer to Purchase.

References to IDT below in certain cases may be references to us or other entities that are affiliates of IDT.

Background of the Offer

IDT’s management and its board of directors (the “IDT Board”) regularly evaluates various strategic alternatives to improve its competitive position and enhance value for IDT stockholders. This includes opportunities for acquisitions of other companies or their assets.

On January 6, 2017, Dr. Sailesh Chittipeddi, IDT’s Executive Vice President of Global Operations and Chief Technology Officer, contacted Dr. Avi Katz, GigPeak’s CEO, to request an in-person meeting to discuss a potential commercial collaboration with GigPeak and its business.

On January 7, 2017, Dr. Katz responded to Dr. Chittipeddi to indicate his interest in meeting him on January 16, 2017, and later that day GigPeak circulated a draft non-disclosure agreement to IDT in connection with the discussion of a potential commercial collaboration.

IDT and GigPeak entered into a non-disclosure agreement to explore a business opportunity of mutual interest on January 11, 2017.

On January 16, 2017, members of IDT’s senior management team met with Dr. Katz at GigPeak’s headquarters in San Jose, California to discuss the potential commercial collaboration. During that meeting, Dr. Katz informed the members of IDT’s senior management that were present that GigPeak was conducting a process for a potential sale of the company, and the members of IDT senior management indicated to Dr. Katz that IDT would be interested in learning more about GigPeak and its business.

Later in the day on January 16, 2017, GigPeak circulated to IDT a revised non-disclosure agreement in connection with IDT’s exploration of a potential acquisition of GigPeak, which included a standstill covenant that terminated if an acquisition of IDT by a third party was publicly announced.

On January 17, 2017, Dr. Chittipeddi contacted Dr. Katz by email to request a presentation with respect to GigPeak and its business at an in-person meeting on January 20, 2017 at IDT’s headquarters in San Jose, California. The parties also negotiated over the terms of the revised non-disclosure agreement.

On January 18, 2017, IDT and GigPeak entered into the revised non-disclosure agreement on a form dated January 16, 2017.

On January 20, 2017, Dr. Katz and members of GigPeak’s senior management met with members of IDT’s senior management team at IDT’s headquarters and provided a presentation with respect to GigPeak and its business. The presentation included nonpublic information about GigPeak, including forecasts prepared by GigPeak’s management regarding the anticipated future financial and operating performance of GigPeak in 2017. See Section 7 — “Certain Information Concerning GigPeak — GigPeak Financial Projections.”

Later on January 20, 2017, following the meeting with members of IDT’s senior management team, Dr. Katz met with Mr. Greg Waters, IDT’s Chief Executive Officer, to discuss GigPeak and its business and a potential strategic transaction between IDT and GigPeak. Mr. Katz reiterated that GigPeak was conducting a process for the sale of GigPeak and discussed valuation norms and expectations typical for the industry.

On January 25, 2017, the IDT Board of Directors convened for a telephonic meeting. Mr. Waters and other members of IDT’s senior management reviewed a potential acquisition of GigPeak with the IDT Board of Directors, and, following discussion, the IDT Board of Directors approved submission of a non-binding proposal to acquire 100% of the outstanding capital stock of GigPeak in an all-cash transaction and obtaining financing for the transaction.

Later on January 25, 2017, Mr. Waters spoke with Dr. Katz by telephone to inform him that the IDT Board of Directors had approved the submission of a non-binding proposal to acquire 100% of the outstanding capital stock of GigPeak at a total acquisition cost of $240 million, subject to deductions for payment obligations related to change in control, bonuses payable upon a strategic transaction, pre-closing retention costs, 280G gross-up payments and transaction related costs, including banking, legal and accounting fees (“Transaction Costs”). Dr. Katz informed Mr. Waters that the GigPeak Board expected a higher purchase price.

On January 26, 2017, IDT provided a non-binding proposal to GigPeak for the acquisition of 100% of the outstanding capital stock of GigPeak for aggregate consideration of $250 million in cash, subject to deduction of Transaction Costs. The non-binding proposal provided that the acquisition would not be subject to a financing condition.

From January 26, 2017 to January 28, 2017, Mr. Waters and Dr. Katz, with input from members of management and legal counsel, engaged in several telephonic conversations to discuss the terms of the non-binding proposal.

On January 27, 2017, GigPeak provided a revised non-binding proposal to IDT for the acquisition of 100% of the outstanding capital stock of GigPeak by IDT. The revised non-binding proposal included a purchase price of $3.11 per share in cash. Later on January 27, 2017, IDT provided a revised draft of its non-binding proposal to GigPeak for an equity value of $220 million in cash.

On the morning of January 28, 2017, Mr. Waters spoke with Dr. Katz over the telephone and, following additional discussion, informed Dr. Katz that IDT would provide a revised proposal that represented IDT’s best and final offer. IDT provided a further revised non-binding proposal to GigPeak for the acquisition of 100% of the outstanding capital stock of GigPeak at a purchase price of $3.08 per share in cash. On the same day, GigPeak provided a revised proposal which accepted the price of $3.08 per share in cash. Later on January 28, 2017, Mr. Waters and Dr. Katz met in person in San Jose, California and executed the non-binding proposal for an acquisition by IDT of 100% of the outstanding capital stock of GigPeak at a price of $3.08 per share in cash. The non-binding proposal provided that the acquisition would not be subject to a financing condition.

On January 29, 2017, GigPeak provided IDT and its representatives with access to an electronic data room.

From January 29, 2017 to February 11, 2017, IDT and its representatives conducted due diligence on GigPeak and participated in multiple due diligence discussions with GigPeak’s management and GigPeak’s representatives.

On February 3, 2017, Mr. Waters met Dr. Katz in person at GigPeak’s headquarters for a tour of the facilities and a discussion about GigPeak’s business.

On February 4, 2017, IDT’s counsel, Latham & Watkins LLP (“Latham”), furnished an initial draft of the Merger Agreement to Crowell & Moring LLP (“Crowell”), GigPeak’s counsel.

On February 5, 2017, Crowell provided a revised draft of the Merger Agreement to Latham.

From February 6, 2017 to February 11, 2017, IDT and GigPeak, with the assistance of Latham and Crowell, negotiated the terms of the Merger Agreement and related documents. During that time, Mr. Waters and Dr. Katz spoke on a number of occasions to negotiate the terms of the Merger Agreement, to discuss the progress of due diligence, and to discuss timing for a potential acquisition and related communications. In addition, between February 7, 2017 and February 12, 2017, IDT, with the assistance of Latham, negotiated the terms of the Debt Commitment Letter with JPMorgan to finance the acquisition of GigPeak.

On February 11, representatives of IDT and GigPeak finalized the terms of the Merger Agreement, pending approval by the Boards of Directors of each of IDT and GigPeak.

On February 11, 2017, the IDT Board convened and (i) determined that the terms of the Merger Agreement and the Tender and Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of IDT, (ii) approved, adopted and declared advisable the Merger Agreement and the Tender and Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger and (iii) approved entry into the Debt Commitment Letter with JPMorgan to finance the acquisition of GigPeak.

On February 11, 2017, the Purchaser’s board of directors executed a unanimous written consent (i) determining that the terms of the Merger Agreement and the Tender and Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of the Purchaser and IDT and (ii) approving and declaring advisable the Merger Agreement and the Tender and Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger.

On February 13, 2017, immediately following the close of market, IDT, the Purchaser and GigPeak executed the Merger Agreement and related transaction documents, including, in the case of IDT and the Purchaser, the Tender and Support Agreement. At the same time, IDT entered into the Debt Commitment Letter with JPMorgan to finance the acquisition of GigPeak and IDT entered into the non-competition agreement with Dr. Katz. Shortly following the execution of the Merger Agreement, IDT delivered a written consent as the sole stockholder of the Purchaser adopting the Merger Agreement and IDT and GigPeak published a joint press release announcing the transaction.

Past Contacts, Transactions, Negotiations and Agreements with the Company

For more information on the Merger Agreement and the other agreements related to the Offer and the Merger, see Section 8 — “Certain Information Concerning IDT and the Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated in this document by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning IDT and the Purchaser — Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

This summary of the Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about IDT, us and GigPeak or any of their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about IDT, us and GigPeak or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by IDT, us and GigPeak were qualified and subject to important limitations agreed to by IDT, us and GigPeak in connection with negotiating the terms of the Merger Agreement.

In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Stockholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of GigPeak. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by a party to the Merger Agreement but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as soon as reasonably practicable and that, subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by us of the other conditions that are described in Section 15 — “Conditions to the Offer,” we will, as soon as practicable (but in any event not more than three Business Days after the Expiration Date) pay for all Shares validly tendered and not withdrawn pursuant to the Offer. The initial Expiration Date will be one minute following 11:59 P.M. (12:00 midnight), New York Time, on Monday, April 3, 2017.

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer conditions are for the sole benefit of IDT and us, and we expressly reserve the right to waive any of the conditions to the Offer, in whole or in part and at any time and from time to time, in our sole discretion, and to make any change in the terms and conditions of the Offer; except that, unless otherwise contemplated by the Merger Agreement or as previously approved by GigPeak in writing, which approval may be withheld in GigPeak’s sole discretion, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than adding consideration), (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition or the Required Governmental Approval, (v) impose any condition or requirement on the Offer other than those described in Section 15 — “Conditions to the Offer”, (vi) extend the Offer except as otherwise provided in the Merger Agreement, or (vii) otherwise amend the Offer in any manner that is adverse to the holders of Shares.

Extensions of the Offer

The Merger Agreement provides that we will (and IDT will cause us to) extend the Offer:

•	for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or for any period otherwise required by applicable law; provided, however, that in no event will we be required to extend the Offer to a date later than the Outside Date;

•	on one or more occasions, for successive periods of up to 10 business days each, the length of each such period (subject to such 10 business day maximum) to be determined by IDT in its sole discretion, if on or prior to any then scheduled Expiration Date, any condition to the Offer (including the Minimum Condition and the other conditions and requirements set forth in the Merger Agreement) has not been satisfied, or, where permitted by applicable law, the Merger Agreement and the terms set forth in Section 15 – “Conditions to the Offer”, waived by us, in order to permit the satisfaction of such conditions, provided, however, that in no event will the Purchaser be required to extend the Offer to a date later than the Outside Date; and

•	if on or prior to any then scheduled Expiration Date, all the conditions to the Offer have been satisfied, or, where permitted by applicable law, the Merger Agreement and the terms set forth in Section 15 – “Conditions to the Offer”, waived by us, and the full amount of the debt financing has not been funded and will not be available to be funded at the Acceptance Time, then we will have the right, in our sole discretion, to extend the Offer for one period of up to 10 business days so long as no such extension would result in the Offer being extended beyond the third business day prior to the Outside Date.

The Offer Price

The Offer Price for each Share is $3.08 per Share in cash, without interest, subject to any applicable withholding taxes.

The Merger

The Merger Agreement provides that as soon as practicable following the consummation of the Offer, we will merge with and into GigPeak, with GigPeak surviving as a wholly-owned subsidiary of IDT, pursuant to the provisions of Section 251(h) of Delaware Law, with no stockholder approval required to consummate the Merger. At the closing, we, IDT and GigPeak cause a certificate of merger to be filed with the Delaware Secretary of State and make such other filings or recordings as are required by Delaware Law in connection with the Merger. The Merger will become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with and accepted by the Delaware Secretary of State or such later time as we, IDT and GigPeak may agree and as specified in the certificate of merger. At the Effective Time, our separate existence will cease and GigPeak will possess all of the rights, powers, privileges and franchises, and be subject to all of the obligations, liabilities, restrictions and disabilities, of us and GigPeak.

Merger Closing Conditions. The obligations of us, IDT and GigPeak to consummate the Merger are subject to the satisfaction of each of the following conditions:

•	We have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not properly withdrawn pursuant to the Offer; and

•	No law or order has been enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental authority of competent jurisdiction with respect to the Offer or the Merger which would reasonably be expected to result in the inability of IDT, the Purchaser or GigPeak to consummate the Merger.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest, subject to any applicable withholding taxes, except for Shares (i) then-owned by IDT or GigPeak or any direct or indirect wholly-owned subsidiaries of IDT (including the Purchaser) or GigPeak, or held in treasury by GigPeak, which will be automatically cancelled and no payment made with respect thereto or (ii) held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal). Each outstanding share of us owned by IDT immediately prior to the Effective Time will be converted at the Effective Time into one share of common stock of the Surviving Corporation.

Treatment of Options, Restricted Stock Units and Stock Warrants

The Offer is being made for all outstanding Shares and does not apply to (i) certain awards granted for compensatory purposes pursuant to the 2000 Stock Option Plan of Lumera Corporation (as amended), the 2004 Equity Incentive Plan of Lumera Corporation, the GigOptix LLC Equity Incentive Plan, and GigPeak’s Amended and Restated 2008 Equity Incentive Plan (each, a “GigPeak Stock Plan”), including (A) options to purchase Shares granted pursuant to a GigPeak Stock Plan (each, a “GigPeak Option”) and (B) restricted stock units with respect to GigPeak Common Stock which were granted pursuant to a GigPeak Stock Plan (each, a “GigPeak RSU”) and (ii) outstanding warrants to purchase GigPeak Common Stock (each, a “GigPeak Warrant”).

In-the-Money GigPeak Options. At the Effective Time, each GigPeak Option having an exercise price per Share that is less than the Offer Price (each, an “In-the-Money GigPeak Option”) that is outstanding as of immediately prior to the Effective Time (each, a “Cashed Out GigPeak Option”), will be cancelled immediately prior to the Effective Time and converted into the right to receive from GigPeak a payment in cash of an amount equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such GigPeak Option immediately prior to such cancellation and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such GigPeak Option immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Option Consideration”). GigPeak shall cause the payment of the Option Consideration (subject to any applicable withholding taxes) to be made to the holder of such GigPeak Option, if a current or former employee of GigPeak, through the payroll system of the Surviving Corporation or, if not a current or former employee of GigPeak, through the Paying Agent, in each case, payable as soon as practicable following the date of the closing of the Merger (the “Closing Date”), and, in the case of current or former employees of GigPeak, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date.

Other GigPeak Options. Each outstanding GigPeak Option that is not an In-the-Money GigPeak Option will be cancelled immediately prior to the Effective Time in exchange for no consideration. In no event shall such GigPeak Options be assumed by IDT or by us.

Unvested GigPeak RSUs Held by GigPeak Employees or GigPeak Service Providers. At the Effective Time, each GigPeak RSU that is outstanding and unvested immediately prior to the Effective Time (after giving effect to any accelerated vesting that occurs solely due to the consummation of the transactions contemplated by the Merger Agreement pursuant to a contract as in effect as of the date of the Merger Agreement) that is held by a GigPeak employee or other service provider will be assumed by IDT and converted automatically at the Effective Time into a restricted stock unit covering the common stock of IDT having, subject to applicable law, the same terms and conditions as the GigPeak RSU (each, an “Assumed RSU”), except that (i) each such GigPeak RSU will entitle the holder, upon settlement, to that number of whole shares of the common stock of IDT equal to the product of (A) the number of Shares that were issuable with regard to such GigPeak RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (as defined below), and rounding such product down to the nearest whole number of shares of common stock of IDT and (ii) all references to the “Company” or “GigPeak” in the applicable GigPeak Stock Plans and the GigPeak RSU agreements will be references to IDT. As soon as reasonably practicable following the Effective Time, IDT will issue to each holder of an Assumed RSU a document evidencing the foregoing assumption of such Assumed RSU Award by IDT. “Exchange Ratio” means a fraction, the numerator of which is the Offer Price and the denominator of which is the volume weighted average price for a share of Common Stock of IDT on the Nasdaq Global Select Market, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date as reported by Bloomberg, L.P.

Other GigPeak RSUs. Each outstanding GigPeak RSU that is not an Assumed RSU (including GigPeak RSUs for which the vesting is accelerated solely due to the consummation of the transactions contemplated by the Merger Agreement pursuant to a contract as in effect of the date of the Merger Agreement) (each, a “Cashed Out GigPeak RSU”) shall vest in full to the extent unvested and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash (subject any applicable withholding taxes) equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such GigPeak RSU immediately prior to the Effective Time and (ii) the Offer Price (the “RSU Consideration”). Each holder of an outstanding Cashed Out GigPeak RSU shall be entitled to receive in exchange for the cancellation thereof the RSU Consideration with respect to each Share subject to such outstanding GigPeak RSU and GigPeak shall cause such payment to be made to the holder of such GigPeak RSU, if a current or former employee of GigPeak, through the payroll system of the Surviving Corporation or, if not a current or former employee of GigPeak, through the Paying Agent, in each case, payable as soon as practicable following the Closing Date, and, in the case of current or former employees of GigPeak, in no event later than the next regularly scheduled payroll run of the Surviving Corporation following the Closing Date, except as necessary to comply with Section 409A of the Code.

Acceleration of Certain Awards. The vesting of all GigPeak Options and GigPeak RSUs held by each director of GigPeak will be accelerated in full immediately prior to the Effective Time in accordance with GigPeak’s policy regarding equity awards held by directors. In addition, the vesting of all GigPeak Options and GigPeak RSUs held by each executive officer of GigPeak will accelerate in full immediately prior to the Effective Time pursuant to amended and restated employment agreement by and between each executive officer and GigPeak.

In-the-Money GigPeak Warrants. At the Effective Time, each GigPeak Warrant with an exercise price per share subject thereto that is less than the Offer Price (each, an “In-the-Money GigPeak Warrant”) that is outstanding immediately prior to the Effective Time shall, in accordance with its terms, either (i) be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash (each, a “Cashed Out GigPeak Warrant”) equal to the product obtained by multiplying (A) the aggregate number of Shares for which such In-the-Money GigPeak Warrant was exercisable immediately prior to the Effective Time and (B) the excess, if any, of the Offer Price over the exercise price per Share of such In-the-Money GigPeak Warrant (the “Warrant Consideration”) or (ii) exercised immediately prior to the Effective Time and the Shares issued upon the exercise of such In-the-Money GigPeak Warrant shall be deemed outstanding and held by the holder of such In-the-Money GigPeak Warrant and shall be deemed to have been cancelled in the Merger, and the holder shall have the right to receive (A) the Merger Consideration payable with respect to such Shares in accordance with the terms of the Merger Agreement (a) less (B) the amount of the aggregate exercise price of the Shares; provided, however, such In-the-Money GigPeak Warrant may be exercised in a cashless manner in accordance with its terms. Each holder of an outstanding Cashed Out GigPeak Warrant shall be entitled to receive in exchange for the cancellation thereof the Warrant Consideration with respect to each Share subject to such outstanding Cashed Out GigPeak Warrant and GigPeak shall cause such payment to be made to the holder of such Cashed Out GigPeak Warrant through the Paying Agent, payable as soon as practicable following the Closing Date.

Other GigPeak Warrants. Each outstanding GigPeak Warrant that is not an In-the-Money GigPeak Warrant will be cancelled immediately prior to the Effective Time in exchange for no consideration. In no event shall such GigPeak Warrants be assumed by IDT or by us.

Representations and Warranties

IDT, the Purchaser and GigPeak each made a number of representations and warranties in the Merger Agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the Merger. IDT, the Purchaser and GigPeak made representations and warranties as to:

•	corporate organization, standing and power;

•	authorization of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, by the respective companies;

•	the lack of conflicts and required filings and consents;

•	compliance with applicable laws and regulatory approvals required to complete the Offer and the Merger;

•	absence of undisclosed material litigation;

•	absence of untrue statements of material fact or omissions of material fact in the offer documents, and Schedule 14D-9 to be filed with the SEC;

•	the use of brokers;

•	the absence of any other express or implied representations or warranties; and

•	non-reliance on any other representations and warranties.

In addition, GigPeak made representations and warranties as to:

•	capitalization;

•	permits and licenses required to conduct business and general compliance with applicable laws;

•	filings and reports with the SEC and financial statements;

•	internal controls over financial reporting and the maintenance of disclosure controls and procedures;

•	maintenance of books and records;

•	absence of undisclosed liabilities;

•	absence of certain changes or events;

•	employee matters and benefit plans;

•	labor and other employment matters;

•	contracts and indebtedness;

•	litigation;

•	environmental matters;

•	intellectual property;

•	product warranties;

•	tax matters;

•	insurance;

•	title to property and assets;

•	real property;

•	the opinion of GigPeak’s financial advisor; and

•	required vote needed to approve the Merger and adopt the Merger Agreement.

In addition, IDT and the Purchaser made representations and warranties as to:

•	the availability of funds to complete the Offer;

•	IDT’s ownership of the Purchaser’s common stock;

•	the operations of Purchaser;

•	no written agreements, arrangements or understandings as defined in Section 203 of Delaware Law relating to GigPeak or the transactions contemplated by the Merger Agreement; and

•	no ownership of Shares of GigPeak.

The representations and warranties asserted in the Merger Agreement will not survive the completion of the Offer.

Covenants

Conduct of GigPeak’s Business Pending the Merger

The Merger Agreement provides that, subject to limited exceptions, until the Effective Time, GigPeak will, and will cause its subsidiaries to, unless IDT consents in writing otherwise (which consent will not be unreasonably withheld), (i) conduct business only in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to keep available the services of the current officers, employees and consultants, to preserve its goodwill and relationships with customers, suppliers and other persons with which it and its subsidiaries have significant business relations, (iii) use its commercially reasonable efforts to preserve intact its business organization, the value of its assets, present relationships and goodwill with governmental authorities, and (iv) maintain in effect all permits pursuant to which GigPeak and any of its subsidiaries currently operates and maintain and enforce in all material respects the intellectual property rights and technology owned or purported to be owned by GigPeak or any of its subsidiaries. The Merger Agreement also expressly restricts the ability of each of GigPeak and its subsidiaries to take the following actions without the prior written consent of IDT:

•	amend the certificate of incorporation or bylaws or any similar governing instruments of GigPeak or its subsidiaries;

•	declare, set aside, make or pay any dividends or other distributions on the Shares or the capital stock of any of its subsidiaries, split, combine or reclassify any capital stock of GigPeak or any of its subsidiaries, issue or authorize the issuance of any other securities, purchase, redeem or acquire any Shares or any securities convertible into Shares, the capital stock of its subsidiaries or other equity interests in GigPeak or any of its subsidiaries, or take any action that would result in any amendment, modification or change of any term of indebtedness of GigPeak or any of its subsidiaries;

•	issue, deliver, sell, grant pledge, transfer, subject to any lien, or otherwise encumber or dispose of any Shares or any securities convertible into Shares or other equity interests in GigPeak or any of its subsidiaries, subject to a limited exception permitting the exercise of GigPeak Options outstanding as of the date of the Merger Agreement;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to GigPeak or any of its subsidiaries;

•	incur any capital expenditures or any obligations or liabilities in respect therefor in excess of $1,000,000, individually or in the aggregate;

•	acquire any business or capital stock or material assets of any corporation, partnership or other business organization or division thereof, or any other assets other than those acquired in the ordinary course of business consistent with past practice;

•	acquire or license from any corporation, partnership or other business organization or division thereof any intellectual property rights or technology other than in the ordinary course of business consistent with past practice;

•	form or commence the operations of any business or any corporation, partnership, limited liability company, joint venture, business association or other business organization or enter into any new line of business;

•	sell, lease, license, pledge, transfer, subject to any lien, abandon, permit to lapse, fail to defend any challenge to or otherwise dispose of any of GigPeak’s IP or other material assets or material properties, except pursuant to existing contracts, sales of inventory or used equipment in the ordinary course of business, or certain specified permitted liens incurred in the ordinary course of business consistent with past practice;

•	sell, dispose of, disclose or license the source code for any of GigPeak’s proprietary software (subject to a limited exception for immaterial portions of source code of proprietary software provided pursuant to a software development kit license or otherwise);

•	disclose any material trade secrets or other confidential or proprietary information to any third person unless there is a confidentiality agreement governing such disclosure in place, or enter into any arrangement that results in the loss, expiration or termination of any license or right under or to any third party intellectual property;

•	extend offers of employment to or hire any new employees to whom a written offer of employment has not previously been offered and accepted prior to the date of the Merger Agreement, grant any current or former director, officer, employee or service provider any increase in compensation, bonus or other benefits, grant any current or former director, officer, employee or service provider any severance or termination pay or benefits or any increase in severance, change in control, termination pay or benefits, except as otherwise contemplated by the Merger Agreement or required by applicable law; provided, however, that nothing in the Merger Agreement shall require IDT’s consent to GigPeak or any GigPeak subsidiary hiring any non-officer level employee to replace any terminated employee so long as the compensation and benefits made available to such employee are not materially in excess of the terms applicable to the replaced employee and such compensation and benefits do not include grant of equity or any equity-based compensation;

•	establish, adopt, enter into or amend any employee plan (other than offer letters that contemplate “at will” employment without severance benefits) or collective bargaining agreement, except as required by applicable law or the terms of any such employee plan;

•	take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits under any employee plan, or make any person a beneficiary of a retention plan that would entitle such person to vesting, acceleration or any other right as a consequence of the transactions contemplated by the Merger Agreement;

•	write down any of its material assets in excess of $150,000, except for depreciation and amortization or in accordance with the ordinary course of business consistent with past practice, or make any change in any method of financial accounting principles, methods or practices, except for any change required by U.S. generally accepted accounting principles or applicable law;

•	incur any indebtedness in excess of $50,000 or modify in any material respect the terms of any indebtedness, or make any loans, advances, capital contributions or investments in excess of $5,000, other than to any of its subsidiaries or accounts receivable, extensions of credit, and advances of expenses to employees, in each case in the ordinary course of business, or cancel any indebtedness or claim in an amount in excess of $50,000 owed to GigPeak or any of its subsidiaries;

•	agree to any exclusivity, non-competition, most favored nation or similar provision or covenant restricting GigPeak or any of its subsidiaries from competing in any line of business with any person, corporation, partnership or other business organization or division thereof;

•	enter into, amend, or terminate any material contract, or grant any release or relinquishment of any material rights under any material contract, except in the ordinary course of business consistent with past practice and except for renewals, expirations or terminations in accordance with the terms of any material contract;

•	make or change any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, file any material tax return in a manner inconsistent with past practices, amend any material tax returns or file any material claim for tax refunds, enter into any material closing agreement, enter into any tax allocation, sharing or indemnity agreement, settle any material tax claim, audit or assessment or surrender any right to claim a material tax refund or credit;

•	institute, compromise or settle any action, or agree to the same, waive, relinquish, release, grant, transfer or assign any right with a value of more than $100,000 in any individual case except in the ordinary course of business consistent with past practice or commence any material litigation, investigation, arbitration or other action against any third party;

•	engage in any trade loading practices or any other promotional sales or discount activity with any customers or distributors with the intent of accelerating sales to the trade or otherwise to prior fiscal quarters that would otherwise reasonably be expected to occur in subsequent fiscal quarters, or any other promotional sales or discount activity outside of GigPeak’s ordinary course of business consistent with past practice;

•	engage in any practice which would reasonably be expected to have the effect of accelerating collections of receivables to prior fiscal quarters that would otherwise be expected to be made in subsequent fiscal quarters, or any practice which would reasonably be expected to have the effect of postponing to subsequent fiscal quarters payments by GigPeak or any of its subsidiaries that would otherwise be expected to be made in prior fiscal quarters, or engage in any other promotional sales or discount activity in each case in a manner outside the ordinary course of business consistent with past practice;

•	cancel or terminate or allow to lapse without commercially reasonable substitute policies therefor, or amend in any material respect, any material insurance policy (other than renewals of existing insurance policies, or entering into commercially reasonable substitution policies therefor);

•	except as required by law, convene any regular or special meeting of GigPeak’s stockholders other than the stockholder meeting to approve the Merger, if required;

•	make any material change in its investment policies with respect to cash or marketable securities;

•	amend the Rights Agreement or become party to or approve or adopt any other stockholder rights plan or “poison pill” agreement; or

•	contract, authorize or make any commitment to do any of the above.

No Solicitation

From and after the date of the Merger Agreement, GigPeak shall and shall cause each of its subsidiaries and representatives to cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any third party that may be ongoing with respect to a Competing Proposal or Competing Inquiry (each as defined below) and request the return or destruction of any nonpublic information from such third party. From the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, GigPeak has agreed that it and its subsidiaries will not, directly or indirectly:

•	solicit, initiate, knowingly facilitate or encourage (including by way of furnishing non-public information) any Competing Proposal or Competing Inquiry;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information or afford to any other person access to the business, properties, assets, books, records, or any personnel of GigPeak or its subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or Competing Inquiry;

•	approve, endorse, recommend, execute or enter into, or publicly propose to do so, any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, Merger Agreement or similar contract (other than an acceptable confidentiality agreement) with respect to any Competing Proposal;

•	take any action to make the provisions of any takeover statue or any applicable anti-takeover provision in GigPeak’s organizational documents inapplicable to a Competing Proposal;

•	except at the written request of IDT, terminate, amend, release, modify or knowingly fail to enforce any provision of the Rights Agreement or exempt any person not affiliated with IDT from the definition of Acquiring Person thereunder;

•	terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar contract entered into by GigPeak in respect of or in contemplation of a Competing Proposal (other than to the extent that GigPeak’s Board of Directors determines in good faith that failure to take any such actions would be reasonably likely to result in a breach of its fiduciary duties under applicable law); or

•	propose, resolve or agree to do any of the foregoing.

If, at any time on or after the date of the Merger Agreement and prior to the consummation of the Offer, GigPeak receives a written, bona fide Competing Proposal that was not solicited in violation of the Merger Agreement and GigPeak’s Board of Directors determines in good faith (after consultation with its independent financial advisors and outside legal counsel) that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) as compared to the terms of the Merger Agreement, and that its failure to take any action would be reasonably likely to result in a breach of or otherwise be inconsistent with its fiduciary duties under applicable law, then GigPeak and its representatives may:

•	furnish to such third party information relating to GigPeak or any of its subsidiaries (including non-public information), so long as such third party signs an acceptable confidentiality agreement and only if GigPeak promptly provides to IDT a copy of such acceptable confidentiality agreement and any material non-public information given to such third party if IDT has not previously been provided such information; and

•	participate in discussions or negotiations with such third party regarding such Competing Proposal.

From and after the date of the Merger Agreement, GigPeak must promptly notify IDT (within twenty-four hours) in the event that GigPeak, any of its subsidiaries or any of their representatives receives (i) any Competing Proposal or a Competing Inquiry, (ii) any request for non-public information relating to GigPeak or any of its subsidiaries, other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or Competing Inquiry or (iii) any Competing Inquiry or request for discussions or negotiations regarding any Competing Proposal. GigPeak must indicate the identity of such third parties, provide a description of the material terms and conditions of such Competing Inquiry, and provide a copy of all the written materials provided in connection with such Competing Inquiry, Competing Proposal, indication, or request to IDT, including any modifications thereto. Thereafter, GigPeak must keep IDT informed on a current basis of the status of any such Competing Inquiry or Competing Proposal, and any material developments, discussions and negotiations, including furnishing copies of any revised written proposals or offers relating thereto.

A “Competing Inquiry” is any inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by IDT or any of its subsidiaries) that involves or may reasonably be expected to lead to a Competing Proposal.

A “Competing Proposal” is, other than the transactions contemplated by the Merger Agreement, any proposal or offer from a third party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving GigPeak or any of GigPeak’s subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of GigPeak and GigPeak’s subsidiaries, as determined on a book-value or fair-market-value basis, (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise), lease, exchange, transfer or license by any person of 15% or more of the consolidated assets of GigPeak and GigPeak’s subsidiaries, as determined on a book-value or fair-market-value basis, (iii) the purchase or acquisition, in any manner, directly or indirectly, by any person of 15% or more of the outstanding voting securities or any other equity interests in GigPeak or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of GigPeak and its subsidiaries, as determined on a book-value or fair-market-value basis, (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of the outstanding voting or any other equity interests of GigPeak or any of GigPeak’s subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of GigPeak and GigPeak’s subsidiaries, as determined on a book-value or fair-market-value basis or (v) any combination of the foregoing.

A “Superior Proposal” is an unsolicited bona fide written Competing Proposal (except the references therein to “15%” will be replaced by “85%”) made by a third party that was not solicited by GigPeak, any of GigPeak’s subsidiaries or any of their respective representatives and which, in the good faith judgment of GigPeak’s Board of Directors, after consultation with its independent financial advisors and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, if any, and the third party making such Competing Proposal, (i) if accepted, is reasonably capable of being consummated in accordance with its terms and (ii) if consummated would in the good faith judgment of GigPeak’s Board of Directors, after consultation with GigPeak’s financial advisor, result in a transaction that is more favorable to GigPeak’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may have been offered in writing by IDT, including pursuant to the terms of the no solicitation provision of the Merger Agreement).

An “Intervening Event” is any Effect that affects or would reasonably be expected to affect the condition (financial or otherwise), business, assets or results of operations of GigPeak and its subsidiaries, taken as a whole, that (i) is material, (ii) was not known to or reasonably foreseeable by GigPeak or GigPeak’s Board of Directors as of the date of the Merger Agreement (and which could not have become known or reasonably foreseeable as of the date of the Merger Agreement through any further reasonable investigation, discussion, inquiry or negotiation), (iii) becomes known to GigPeak’s Board of Directors prior to the Acceptance Time and (iv) does not relate to or involve (a) any Competing Proposal or Competing Inquiry, (b) any action taken by any party hereto pursuant to and in compliance with such party’s obligations under the Merger Agreement, or the consequences of any such action, (c) any fluctuation in the market price or trading volume of the Shares, (d) the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Acceptance Time by GigPeak or IDT or any of their respective subsidiaries from any governmental authority in connection with the Merger Agreement and the consummation of the Offer and Merger or (e) the fact that, in and of itself, GigPeak exceeds any internal or published projections, estimates or expectations of GigPeak’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

Board of Directors’ Recommendation and Actions

The Merger Agreement provides that GigPeak will file a tender offer solicitation/recommendation statement on Schedule 14D-9 that includes a statement that GigPeak’s Board of Directors has unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, GigPeak and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that GigPeak’s stockholders accept the Offer, tender their Shares to us in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

Except as expressly permitted by the terms of the Merger Agreement, GigPeak has agreed in the Merger Agreement that neither its Board of Directors nor any committee of the Board of Directors will take, or resolve, agree or publicly propose to take, any of the following actions:

•	withhold, withdraw, modify or qualify, in a manner adverse to IDT or the Purchaser, its approval or recommendation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	fail to include its recommendation of the Offer and the Merger in the Schedule 14D-9 to be filed by GigPeak;

•	fail to publicly recommend against any tender offer or exchange offer for shares of GigPeak’s capital stock that constitutes a Competing Proposal within five business days after commencement thereof, or fail to reaffirm its recommendation of the transactions contemplated by the Merger Agreement within two business days after IDT requests such reaffirmation in writing;

•	adopt, approve or recommend any Competing Proposal received after the date of the Merger Agreement; or

•	cause or permit GigPeak or any of its subsidiaries to enter into any agreement constituting or relating to any alternative acquisition proposal (any of the above actions being referred to as an “Adverse Recommendation Change”).

Despite the foregoing, the Merger Agreement provides that at any time before the Purchaser’s acceptance of the Offer:

•	if GigPeak’s Board of Directors determines in good faith (after consultation with GigPeak’s outside legal counsel) in response to a material development or change in circumstances (that is not a Competing Proposal or Competing Inquiry) that was not known to GigPeak’s Board of Directors as of the date of the Merger Agreement, or an Intervening Event that its failure to make an Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties, it may withhold, withdraw, modify or qualify in a manner adverse to IDT its approval or recommendation of the Merger Agreement or the Merger. GigPeak may not make such an Adverse Recommendation Change unless and until it has (i) provided IDT with a written description of such Intervening Event in reasonable detail and kept IDT reasonably informed of material developments with respect to such Intervening Event, (ii) has notified IDT in writing at least five business days prior of its intention to make an Adverse Recommendation Change and, (iii) prior to the expiration of such five business day period, IDT either has not made a bona fide proposal to amend the terms of the Merger Agreement or IDT has made a bona fide proposal to amend the terms of the Merger Agreement but GigPeak’s Board of Directors determines in good faith, after consultation with its legal advisors and taking into account the terms of such proposal, that failure to make an Adverse Recommendation Change as a result of the applicable Intervening Event would be reasonably likely to result in a breach of its fiduciary duties under applicable law; or

•	if GigPeak receives a bona fide written Competing Proposal that GigPeak’s Board of Directors determines in good faith (after consultation with GigPeak’s outside legal counsel and financial advisors) constitutes a Superior Proposal (after giving effect to all such adjustments which may be offered by IDT and GigPeak in accordance with the Merger Agreement), and further determines in good faith, after consultation with its legal advisors, that its failure to take action would be reasonably likely to result in a breach of its fiduciary duties under applicable law, GigPeak may withhold, withdraw, modify or qualify in a manner adverse to IDT its approval or recommendation of the Merger Agreement and the Merger.

GigPeak has agreed not to effect an Adverse Recommendation Change with respect to a Superior Proposal unless the following obligations are satisfied:

•	none of GigPeak, its subsidiaries or representatives has breached the provisions of the Merger Agreement pertaining to the treatment of such Superior Proposal;

•	GigPeak has given IDT and the Purchaser written notice (“Notice of Superior Proposal”) of its intent to effect an Adverse Recommendation Change or terminate the Merger Agreement, identifying the third party and including an unredacted copy of the Superior Proposal and all relevant documents;

•	during the five business days following IDT’s receipt of the Notice of Superior Proposal, GigPeak negotiates with IDT and the Purchaser in good faith to make adjustments to the Merger Agreement such that the terms of the Superior Proposal would no longer be more favorable to GigPeak’s stockholders; and

•	after such five business day period, GigPeak’s Board of Directors determines in good faith (after consultation with GigPeak’s outside legal counsel and financial advisors) that the Superior Proposal continues to constitute a Superior Proposal. If there is any amendment to the financial terms or other material amendment to such Superior Proposal, GigPeak will be required again to comply with the requirements above, provided, however, that the five business day periods will become three business day periods.

Antitrust Laws

The Merger Agreement provides that IDT and GigPeak will use commercially reasonable efforts to obtain all requisite approvals and authorizations for the transactions contemplated by the Merger Agreement under any applicable antitrust laws, promptly make all necessary fillings and submissions required and pay any fees due under applicable laws and determine whether any other action by or in respect of, or filing with, any governmental authority is required, in connection with the consummation of the Offer or the Merger.

IDT and GigPeak will cooperate in all respects with each other in connection with preparing and making any filing or submission and in connection with any investigation or other inquiry, including furnishing all information required for any application or filing, giving the other party prompt notice of any request, inquiry, objection, charge or other action, actual or threatened, by or before the Federal Trade Commission, the Department of Justice or the competition or merger control authorities of any other governmental entity, keeping the other party informed as to the status of any such request and promptly informing the other party of any related communication. IDT and GigPeak will use commercially reasonable efforts to resolve any such request or action, and to have vacated or lifted any order that is in effect that prohibits, prevents or restricts consummation of the Offer or the Merger, consulting and cooperating with the other party in good faith in connection with any filing, analysis, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer or the Merger, and consulting with the other party in advance of any meeting or conference and providing the other party the opportunity to attend and participate in such meetings and conferences.

Pursuant to the terms of the Merger Agreement, IDT and GigPeak must make premerger filings under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). IDT and GigPeak have agreed to supply as soon as reasonably practicable any additional information and documentary material that may be requested by the FTC or the Antitrust Division and use commercially reasonable efforts to take or cause to be taken all other actions necessary, proper and advisable consistent with the terms of the Merger Agreement to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act as soon as practicable. None of IDT, the Purchaser or GigPeak may agree to stay, toll or extend any applicable waiting period under the HSR Act or applicable competition laws without the prior written consent of the other parties. Pursuant to the Merger Agreement, none of IDT, the Purchaser nor any of their respective affiliates are obligated to (and none of GigPeak nor any GigPeak subsidiary will, without IDT’s consent) sell, hold separate or otherwise dispose of all or a portion of its respective business, assets or properties, or conduct its business in a specified manner; pay any amounts or grant any counterparty to any contract any accommodation; limit the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of GigPeak and GigPeak’s subsidiaries; waive conditions to the Offer; or initiate, defend, participate in, continue, or appeal any action to obtain the successful termination of any review of any review of any governmental authority regarding the Merger, or any related matter brought by or on behalf of any governmental authority.

Employee Matters

GigPeak shall take or cause to be taken all actions necessary to terminate its 401(k) Plan effective as of the day immediately preceding the date that the Purchaser and GigPeak become part of the same controlled group pursuant to Sections 414(b), (c), (m) or (o) of the Code (the “Controlled Group Date”), unless otherwise directed by IDT at least 10 business days prior to the Controlled Group Date. For a period of twelve months following the Effective Time, IDT will provide, or will cause to be provided, to those employees of GigPeak and its subsidiaries who continue to be employed by IDT or its subsidiaries following the Effective Time (“GigPeak Employees”) annual base salary or base wages that are substantially comparable, to the base salary or base wages provided to similarly situated employees of IDT or its subsidiaries and benefits that are substantially comparable, in the aggregate, to either (i) the benefits provided to GigPeak Employees as of immediately prior to the Effective Time or (ii) the benefits provided to similarly situated employees of IDT or its subsidiaries.

With respect to the employee benefit plans maintained by IDT or any of its subsidiaries that are offered to GigPeak Employees after the Effective Time (including any employee benefit plan of GigPeak and its subsidiaries) (the “New Plans”), for purposes of vesting, eligibility to participate and levels of benefits (but not benefit accrual under any defined benefit plan or vesting under any equity incentive plan), each GigPeak Employee shall be credited with his or her years of service with GigPeak and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such GigPeak Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of GigPeak in which such GigPeak Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, IDT shall use its commercially reasonable efforts to cause for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any GigPeak Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such GigPeak Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable employee benefit plan of GigPeak in which such GigPeak Employee participated immediately prior to the Effective Time.

Indemnification and Insurance

In the Merger Agreement, IDT has agreed that for a period of six years after the Effective Time, all existing rights to indemnification, exculpation and limitation of liabilities of GigPeak’s officers and directors provided in GigPeak’s certificate of incorporation or bylaws or in any indemnification or other agreement with GigPeak will survive the Merger and continue in full force and effect. In addition, for a period of six years after the Effective Time, IDT and the Purchaser have agreed that the organizational documents of the Surviving Corporation following the Merger will provide the directors and officers with no less favorable rights with respect to indemnification, exculpation, and advancement of expenses for periods at or prior to the Effective Time than as are currently set forth in GigPeak’s organizational documents.

For a period of at least six years after the Effective Time, GigPeak will obtain and fully pay the premium for the non-cancellable extension of GigPeak’s existing directors’ and officers’ insurance policies and GigPeak’s existing fiduciary liability insurance policies in an amount and scope at least as favorable as GigPeak’s existing policies. However, GigPeak will not be required to pay an annual premium in excess of 250% of the last annual premium paid by GigPeak prior to February 13, 2017 to obtain such insurance, provided that if the annual premiums of such insurance coverage exceed such amount, GigPeak will be obligated to obtain a policy with the greatest coverage available with respect to matters occurring prior to the Effective Time for a cost not exceeding such amount.

Conditions of the Merger

The obligations of IDT, the Purchaser and GigPeak to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time:

•	the Purchaser has accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer; and

•	no law or order has been enacted, entered, enforced, promulgated or deemed applicable with respect to the Offer or the Merger that would reasonably be expected to result in the failure of the conditions to the Offer, as described in Section 15 — “Conditions to the Offer.”

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time:

•	by mutual written agreement of GigPeak and IDT at any time prior to the Effective Time.

•	by either IDT or GigPeak if:

•	the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder (provided, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to any party whose breach of the Merger Agreement is the primary cause of or primarily resulted in the failure or the non-satisfaction of any condition or requirement of the Offer); or

•	any court or governmental authority issues a nonappealable final judgment, order, injunction, rule or decree, or takes any other action restraining, enjoining or otherwise, (i) if prior to the consummation of the Offer, prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) if prior to the Effective Time, prohibiting the Merger itself (provided, that the party seeking termination will have used its commercially reasonable efforts to resist, resolve or lift such judgment, order, injunction, rule, decree or ruling, and provided, further, that such termination right will not be available to the party seeking termination if the issuance of such order was due to such party’s failure to perform any of its obligations under the Merger Agreement).

•	By IDT, if, prior to the consummation of the Offer,

•	an Adverse Recommendation Change has occurred;

•	GigPeak breaches in any material respect its obligations under the terms of the no solicitation provision of the Merger Agreement;

•	GigPeak fails to include its Board of Directors’ recommendation in favor of the Offer and the Merger in the Schedule 14D-9 or failed to permit IDT and Purchaser to include its Board of Directors’ recommendation in favor of the Offer and the Merger in the offer documents;

•	within five business days of the date any Competing Proposal or any material modification thereto is first publicly announced or otherwise communicated to the stockholders of GigPeak, or otherwise within two Business Days following IDT’s written request, GigPeak fails to issue a press release that expressly reaffirms its Board of Directors’ recommendation in favor of the Offer and the Merger, to the extent required pursuant to the Merger Agreement; or

•	GigPeak or GigPeak’s Board of Directors (or any committee thereof) authorizes or publicly proposes to do any of the foregoing;

•	GigPeak breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach would or would reasonably likely result in a Company Material Adverse Effect (as defined in the Merger Agreement) and therefore the failure of a condition to the Offer or the Merger, IDT delivers written notice of such breach to GigPeak and either such breach is not capable of cure or has not been so cured after 10 calendar days of delivery of such notice; or

•	prior to the consummation of the Offer, a Company Material Adverse Effect (as defined in the Merger Agreement) has occurred and is ongoing.

•	By GigPeak, if, prior to the consummation of the Offer:

•	IDT breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach would or would reasonably likely materially impair the ability of IDT and the Purchaser to consummate, or prevent or materially delay, the Offer or the Merger, GigPeak delivers written notice of such breach to IDT and either such breach is not capable of cure or has not been so cured after 20 calendar days of delivery of such notice;

•	prior to the consummation of the Offer, a material adverse effect with respect to IDT has occurred and is ongoing; or

•	IDT fails to accept for payment Shares validly tendered and not withdrawn in the Offer in accordance with the terms of the Merger Agreement, and at such time all of the conditions (including the Minimum Condition) and requirements of the Offer have been satisfied or, where permissible, waived.

Termination Fee and Expense Reimbursement

GigPeak has agreed to pay to IDT an amount equal to its out-of-pocket expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby subject to a cap of $4,000,000 (the “Expense Reimbursement”) if:

•	either party terminates the Merger Agreement because the Offer has been terminated, withdrawn or expired and (1) the Minimum Condition has not been satisfied prior to the time of such termination and (2) HSR approval has been obtained and no governmental entity has issued any law or order that would make illegal or prohibit or otherwise prevent the Offer or the Merger at the time of such termination;

•	IDT terminates the Merger Agreement because of an uncured breach of GigPeak’s representations, warranties or covenants; or

•	IDT terminates the merger agreement because there has been a Company Material Adverse Effect following the date of the Merger Agreement.

GigPeak has agreed to pay to IDT a termination fee of $9,250,000 (the “Breakup Fee”) if:

•	if (i) (a) either party terminates the Merger Agreement because the Offer has been terminated, withdrawn or expired and (1) the Minimum Condition has not been satisfied prior to the time of such termination and (2) HSR approval has been obtained and no governmental entity has issued any law or order that would make illegal or prohibit or otherwise prevent the tender offer or the merger at the time of such termination, (b) IDT terminates the Merger Agreement because of an uncured breach of GigPeak’s representations, warranties or covenants or (c) IDT terminates the Merger Agreement because there has been a Company Material Adverse Effect following the date of the Merger Agreement, (ii) after the signing of the Merger Agreement and prior to any such termination, a Competing Transaction (as defined below) shall have been publicly announced or shall have become publicly disclosed and, in either case, shall not have been publicly withdrawn or otherwise publicly abandoned by the person making such Competing Transaction, and (iii) within 12 months following such termination, GigPeak or any of its subsidiaries enters into a definitive agreement with respect to a Competing Transaction or a Competing Transaction is consummated (for purposes of the foregoing, a “Competing Transaction” shall mean a transaction of the type set forth in the definition of “Competing Proposal”; provided, that, all references to 15% in the definition of “Competing Proposal” shall be replaced by 50%); or

•	IDT terminates the Merger Agreement in connection with (i) a change in GigPeak’s Board of Director’s recommendation of the Offer or Merger, (ii) GigPeak’s Board of Directors fails to recommend against a competing tender or exchange offer, (iii) a willful and material breach by GigPeak of its non-solicitation obligations or (iv) GigPeak’s failure to include GigPeak Board’s recommendation to approve the acquisition by IDT in the Schedule 14D-9.

If payable, payment of the Breakup Fee and Expense Reimbursement serve as IDT’s sole and exclusive remedy with respect to any damages claim related to the transactions contemplated by the Merger Agreement other than in the event of willful and material breach by GigPeak of its covenants with respect to non-solicitation and use of commercially reasonable efforts to consummate the Offer and Merger. Notwithstanding the foregoing, any payment of a Breakup Fee shall be reduced by the amount of any Expense Reimbursement previously paid by GigPeak to IDT.

Extensions, Waivers and Amendments

At any time prior to the Effective Time, IDT and the Purchaser, on one hand, and GigPeak, on the other hand, may, by action taken by or on behalf of their respective boards of directors, to the extent permitted by applicable law, (i) amend the Merger Agreement, (ii) extend the time for the performance of any of the obligations or acts of the other party under the Merger Agreement, (iii) waive any inaccuracies in the representations and warranties of the other parties set forth in the Merger Agreement or (iv) subject to applicable law, waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement.

Specific Performance

IDT, the Purchaser and GigPeak are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions thereof in addition to any other remedy to which they are entitled, at law or in equity.

Fees and Expenses

Except (i) as provided in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Termination Fee”, (ii) IDT’s obligation to bear all filing fees in connection with the HSR Act and (iii) IDT’s obligation to reimburse GigPeak for all reasonable and documented out of pocket costs and expenses incurred by GigPeak pursuant to its obligation to cooperate with IDT in connection its debt financing, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses.

Governing Law

The Merger Agreement is governed by Delaware law.

Conditions to the Offer

See Section 15 — “Conditions to the Offer.”

Other Agreements

Initial NDA

Under the Mutual Nondisclosure Agreement, dated January 11, 2017, between IDT and GigPeak (the “Initial NDA”), the parties agreed that, except as provided in the Initial NDA, any non-public information regarding either IDT or GigPeak furnished by one party (the “Disclosing Party”) to the other party (the “Recipient”) in connection with exploring a business opportunity of mutual interest (in this section, the “Confidential Information”) will be used by the Recipient solely for the purpose of evaluating and engaging in discussions concerning the opportunity. The Recipient is also required to take reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of the Confidential Information of the Disclosing Party. The obligations of the Recipient under the Initial NDA survive until all Confidential Information of the Disclosing Party under the Initial NDA qualifies as any of the exceptions to Confidential Information set forth in the Initial NDA through no wrongful action or inaction of the Recipient.

This description of the Initial NDA is qualified in its entirety by reference to such Initial NDA, which we have filed as Exhibit (d)(2)(i) to the Schedule TO.

Acquisition NDA

Under the Mutual Nondisclosure Agreement, dated January 18, 2017, between IDT and GigPeak (the “Acquisition NDA”), the parties agreed that, except as provided in the Acquisition NDA, any non-public information regarding either IDT or GigPeak furnished by one party (the “Disclosing Party”) to the other party (the “Recipient”) in connection with exploring a business strategic opportunity of mutual interest (in this section, the “Confidential Information”) will be used by the Recipient solely for the purpose of evaluating and engaging in discussions concerning the opportunity. The Recipient is also required to take reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of the Confidential Information of the Disclosing Party. The Acquisition NDA contains a non-solicitation provision prohibiting each party from soliciting for employment or otherwise hiring any officer or employee of the other party to whom such party was contacted or who became known to such party in connection with the process contemplated by the Acquisition NDA and from holding any discussions regarding the other party or any of its subsidiaries with any suppliers, customers and/or other material business relationships of the other party or any of its subsidiaries, except for those contacts or discussions held in the ordinary course of business. The Acquisition NDA also contains a standstill provision which prohibits IDT from acquiring or seeking to acquire more than 5% of the outstanding number of shares of any class of voting securities of GigPeak or certain of GigPeak’s affiliates; making any public announcement with respect to entering into or seeking to enter into an acquisition transaction or other business combination involving all of or part of GigPeak; making a solicitation of proxies to vote or influence the voting of any voting securities of GigPeak or any of its subsidiaries; or forming or joining a group with respect to any voting securities of GigPeak or any of its subsidiaries without the consent of the other party until the earlier of January 17, 2018 or a Significant Event (as defined in the Acquisition NDA). The obligations of the Recipient under the Acquisition NDA survive until all Confidential Information of the Disclosing Party under the Acquisition NDA qualifies as any of the exceptions to Confidential Information set forth in the Acquisition NDA through no wrongful action or inaction of the Recipient.

This description of the Acquisition NDA is qualified in its entirety by reference to such Acquisition NDA, which we have filed as Exhibit (d)(2)(ii) to the Schedule TO.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on February 13, 2017, Dr. Avi Katz, Neil J. Miotto, Kimberly D.C. Trapp, Frank Schneider, John J. Mikulsky, and Joseph J. Lazzara who collectively owned approximately 1.7% of the outstanding Shares as of February 10, 2017, have entered into a tender and support agreement with IDT and us (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, such stockholders have agreed, subject to the terms and conditions set forth therein, among other things, to (i) tender or cause to be tendered (and not withdraw) all of their Shares into the Offer; (ii) grant to and appoint IDT, IDT’s Chief Executive Officer and any designee thereof, such stockholders’ proxy and attorney-in-fact to attend any stockholder meeting and vote such stockholders’ shares in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder and approve any proposal to adjourn or postpone such meeting to a later date, if there are insufficient votes to approve the Merger Agreement; (iii) not to directly or indirectly solicit or encourage competing proposals or inquiries for GigPeak; and (iv) waive their exercise of appraisal rights and not commence or participate in class action lawsuits against GigPeak, its representatives and its successors in connection with the Merger Agreement, the Merger or other transactions contemplated by the Merger Agreement.

The Tender and Support Agreement terminate upon the earliest of (i) termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time.

This description of the Tender and Support Agreement is qualified in its entirety by reference to such Tender and Support Agreement, which we have filed as Exhibit (d)(3) to the Schedule TO.

Employment Agreements, Non-Competition Agreement

Prior to the signing of the Merger Agreement, certain GigPeak executive officers and managers, each of Dr. Raluca Dinu and Messrs. Andrea Betti-Berutto and Darren Ma, entered into employment offer letters with IDT for the employment of such individuals by IDT effective as of and contingent upon the consummation of the Merger (the “Post-Closing Employment Agreements”). The Post-Closing Employment Agreements provide for salary, at-will employment and benefits entitlement. The Post-Closing Employment Agreements also provide for signing bonuses of $839,173, $396,337 and $112,500 to Dr. Dinu and Messrs. Betti-Berutto and Ma, respectively, and Mr. Ma will also receive a retention bonus of $50,000 if he remains with IDT for six months following the consummation of the Merger. Dr. Dinu and Mr. Betti-Berutto are also eligible for several restricted stock unit grants, including (i) restricted stock units that will vest over four years with a grant date value of $600,000 for Dr. Dinu and $500,000 for Mr. Betti-Berutto, (ii) restricted stock units that will vest over one year with a grant date value of $400,000 for Dr. Dinu and $250,000 for Mr. Betti-Berutto and (iii) restricted stock units that will vest based on certain performance measures for Dr. Dinu only with a grant date value of $200,000. Effective as of the consummation of the Merger, the Post-Closing Employment Agreements will supersede in their entirety any current employment agreements with GigPeak. This description of the Post-Closing Employment Agreements is qualified in its entirety by reference to such Post-Closing Employment Agreements, which we have filed as Exhibits (d)(4)(i)-(d)(4)(iii) to the Schedule TO.

On February 28, 2017, GigPeak delivered amended and restated versions of the Post-Closing Employment Agreements to each of Dr. Dinu and Mr. Betti-Berutto. On March 2, 2017, Mr. Andrea Betti-Berutto accepted his new employment agreement that superseded Mr. Betti-Berutto’s previous offer letter (the “Revised Betti-Berutto Agreement”). The terms of the Revised Betti-Berutto Agreement was substantially similar to Mr. Betti-Berutto’s Post-Closing Employment Agreement except that it reduced Mr. Betti-Berutto’s cash signing bonus from $396,337 to $300,000 and made Mr. Betti-Berutto eligible to receive a total retention bonus in the amount of $96,337, payable in two installments. On March 3, 2017, Dr. Raluca Dinu accepted a new employment agreement that superseded Dr. Dinu’s previous offer letter (the “Revised Dinu Agreement”). The terms of the Revised Dinu Agreement was substantially similar to Dr. Dinu’s Post-Closing Employment Agreement except that it reduced Dr. Dinu’s cash signing bonus from $839,173 to $450,000 and made Dr. Dinu eligible to receive a total retention bonus in the amount of $389,173, payable in two installments. This description of the Revised Betti-Berutto Agreement and Revised Dinu Agreement is qualified in its entirety by reference to such Revised Betti-Berutto Agreement and Revised Dinu Agreement, which we have filed respectively as Exhibits (d)(4)(iv) and (d)(4)(v) to the Schedule TO.

On February 13, 2017, in connection with the Merger, Dr. Avi Katz entered into a Non-Competition and Non-Solicitation Agreement, for the benefit of IDT, its affiliates and GigPeak and its affiliates’ successors and assigns (the “Non-Competition Agreement”). The Non-Competition Agreement, prohibits or imposes restrictions on Dr. Katz and his affiliates from (1) competing in the United States and other parts of the world where GigPeak, IDT or their affiliates operate as of the date of the agreement and (2) soliciting executive employees, consultants, customers or other business contacts of GigPeak and its affiliates, in each case, for a period of two years from the date of the agreement. This description of the Non-Competition Agreement is qualified in its entirety by reference to such Non-Competition Agreement, which we have filed as Exhibit (d)(5) to the Schedule TO.

Other than set forth in the preceding paragraphs, to the knowledge of Purchaser and IDT, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of GigPeak, on the one hand, and IDT, Purchaser or GigPeak, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of GigPeak entering into any such agreement, arrangement or understanding.

GigPeak (acting through its compensation committee or special committee as required by Rule 14d-10(d)(2)), prior to the Expiration Date, has taken or will take all such steps as may be required to cause any such compensation arrangements entered into by GigPeak or its subsidiary to be approved or ratified (to the extent not previously so approved or ratified) as “employment compensation, severance or other employee benefit arrangement” by the compensation committee as required by Rule 14d-10(d)(2)(ii) comprised solely of “independent directors” (in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) of GigPeak in accordance with Rule 14d-10(d)(2) under the Exchange Act for purposes of satisfying the requirements of the non-exclusive safe-harbor set forth in that rule.

Amendment to Rights Agreement

In connection with GigPeak’s entry into the Merger Agreement, GigPeak and American Stock Transfer & Trust Company, LLC (“AST”) entered into Amendment No. 1 to Rights Agreement, dated February 10, 2017 (the “Rights Amendment”), amending the Rights Agreement, dated as of December 16, 2014, between GigPeak and AST, as rights agent. The GigPeak Rights Agreement provides GigPeak’s stockholders a right to acquire shares of Series A Junior Preferred Stock of GigPeak under certain circumstances where a third party acquires beneficial ownership of 10% or more of the outstanding capital stock of GigPeak. The effect of the Rights Amendment is to permit the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Rights Amendment provides that: (i) neither IDT nor the Purchaser nor any of their respective affiliates shall be deemed to be an Acquiring Person (as such term is defined in the GigPeak Rights Agreement), (ii) neither a Distribution Date nor a Stock Acquisition Date (as each such term is defined in the GigPeak Rights Agreement) shall be deemed to have occurred, and the Rights (as such term is defined in the GigPeak Rights Agreement) will not detach from the Shares or become non-redeemable, as a result of the execution, delivery or performance of the Merger Agreement, the Offer and/or the Merger, including the acquisition of Shares pursuant thereto, the Support Agreements or any other transaction contemplated by the Merger Agreement and (iii) the Rights (as such term is defined in the GigPeak Rights Agreement) and the Company Rights Agreement shall expire and terminate immediately prior to the Acceptance Time.

This description of the Rights Amendment is qualified in its entirety by reference to such Rights Amendment, which GigPeak has filed as Exhibit 4.1 to GigPeak’s Current Report on Form 8-K filed with the SEC on February 13, 2017.

12.	Purpose of the Offer; Plans for GigPeak.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and following the Merger, the entire equity interest in, GigPeak while allowing GigPeak’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. The Merger will be effected pursuant to Section 251(h) of Delaware Law. Accordingly, we and GigPeak have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of stockholders of GigPeak, in accordance with Delaware Law.

Holders of Shares who tender their Shares into the Offer will cease to have any equity interest in GigPeak and will no longer participate in the future growth of GigPeak. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in GigPeak and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware Law.

Plans for GigPeak

After completion of the Offer and the Merger, GigPeak will be a wholly-owned subsidiary of IDT. We expect to operate GigPeak and its facilities generally in accordance with its existing business plans and in the same manner as our other facilities, using the best capabilities of GigPeak and IDT to optimize operations, including making investments where appropriate. IDT expects to continue to evaluate the business and operations of GigPeak during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing, including running the business and operations of GigPeak, as of and following the Effective Time. We cannot speculate on future activities, and we reserve the right to change our plans and intentions at any time, as we deem appropriate.

Following the Merger, all Shares will be delisted from the NYSE MKT and deregistered under the Exchange Act.

Except as described above or elsewhere in this Offer to Purchase, we do not have any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving GigPeak or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of GigPeak or any of its subsidiaries, (iii) any material change in GigPeak’s present dividend rate or policy or indebtedness or capitalization, (iv) any change in GigPeak’s Board of Directors or management or (v) any other material change in GigPeak’s corporate structure or business.

13.	Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of Delaware Law, no stockholder vote will be required to consummate the Merger. We and GigPeak have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable following the consummation of the Offer. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than IDT and its affiliates. Neither IDT nor its affiliates can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NYSE MKT Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NYSE MKT. According to the published NYSE guidelines, NYSE would consider delisting the Shares if, among other things, the total number of holders of Shares falls below 400 or the number of publicly held Shares (as determined pursuant to NYSE rules) falls below 600,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NYSE for continued listing and such listing is discontinued, the market for Shares could be adversely affected.

If NYSE MKT were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below), and other factors. GigPeak has agreed to cooperate with IDT to cause the delisting of GigPeak and of the Shares from the NYSE MKT as soon as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as soon as practicable after such delisting.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, GigPeak currently files periodic reports with the SEC on account of the Shares. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of GigPeak to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would, assuming there are no other remaining public reporting obligations applicable to GigPeak, substantially reduce the information that GigPeak must furnish to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, including the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement to furnish an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to GigPeak. Furthermore, the ability of GigPeak’s affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral, subject to certain limitations. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which case the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of GigPeak Business Pending the Merger,” the Merger Agreement provides that, from the date of the Merger Agreement to the consummation of the Offer, without the prior written approval of IDT, GigPeak will not, and will not allow its subsidiaries to, declare or pay any dividend in respect of the Shares (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of GigPeak to its parent and distributions resulting from the vesting or exercise of GigPeak options, the vesting and settlement of GigPeak restricted stock units or the exercise of GigPeak warrants outstanding on the date of the Merger Agreement).

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, we will not be required to accept for payment or pay, and may delay the acceptance for payment of, and the payment for, any validly tendered Shares, if, as of the Expiration Date:

•	the Minimum Condition has not been satisfied;

•	the Required Governmental Approvals have not been obtained or any waiting period (or extension thereof) or mandated filing has not lapsed; or

•	there has been instituted any action by any governmental authority of competent jurisdiction (A) against us, IDT, GigPeak or any subsidiary of GigPeak or (B) otherwise in connection with the Offer or the Merger, which remains pending and the outcome of which, if resolved in favor of such governmental authority, would reasonably be expected to:

•	make illegal, restrain, prohibit or impose any limitations on the making or consummation of the Offer or the Merger;

•	make illegal, restrain, prohibit or impose any limitations on the ownership or operation by IDT, GigPeak or any of their respective subsidiaries, of all or any portion of the assets or businesses of IDT, GigPeak or any of their respective subsidiaries as a result of or in connection with the Offer or the Merger or compel IDT or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of IDT, GigPeak or any of their respective subsidiaries or impose any limitations on the ability of IDT, GigPeak or any of their respective subsidiaries to conduct its business or own such assets; or

•	make illegal, restrain, prohibit or impose any limitations on the ability of IDT or us to acquire, hold or exercise full rights of ownership of the Shares to be acquired pursuant to the Offer or otherwise in the Merger, including the right to vote any Shares acquired or owned by IDT, us or their respective subsidiaries on all matters properly presented to the stockholders of GigPeak;

•	any law or order is enacted, entered, enforced, promulgated or which is deemed applicable by a governmental authority with respect to the Offer or the Merger, which has resulted in or would reasonably expected to result in any of the consequences referred to in the three preceding bullet points above;

•	(A) since September 25, 2016 there has been a Company Material Adverse Effect (as defined below) as of the date of the Merger Agreement or as of the Expiration Date, (B) any representation or warranty of GigPeak with respect to organization and qualification, subsidiaries; capitalization; authority, intellectual property; tax matters; and brokers (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) fails to be true and correct in all material respects as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all respects as of such date or time) or (C) any other representation or warranty of GigPeak contained in the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) fails to be true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect;

•	GigPeak breaches or fails, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement and such breach or failure is not cured prior to the Expiration Date;

•	there has occurred since the date of the Merger Agreement and is continuing a Company Material Adverse Effect (as defined in the Merger Agreement);

•	GigPeak fails to deliver a certificate of GigPeak, executed by the Chief Executive Officer and the Chief Financial Officer of GigPeak, dated as of the Expiration Date, to the effect that certain conditions to the Offer set forth in the Merger Agreement have been satisfied; or

•	the Merger Agreement is terminated in accordance with its terms.

“Company Material Adverse Effect” is defined in the Merger Agreement as any change, effect, development, circumstance, condition, state of facts, event or occurrence (“Effect”) that, individually or in the aggregate, (i) has had or would reasonably be expected to have a materially adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of GigPeak and its subsidiaries, taken as a whole or (ii) prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Merger or the performance by GigPeak (including any obligation of GigPeak to cause its subsidiaries to take or omit to take any action) of any of its material obligations under the Merger Agreement, except for, in the case of clause (i), any Effect attributable to: (a) changes in general economic or political conditions or financial or securities markets in general in any location where GigPeak or GigPeak’s subsidiaries have material operations, (b) changes in conditions generally affecting the principal industry in which GigPeak and its subsidiaries operate, (c) changes in GAAP or applicable Law, or enforcement or interpretation thereof, in each case as applicable to GigPeak and its subsidiaries, (d) acts of war, armed hostilities, sabotage or terrorism in any location where GigPeak or its subsidiaries have material operations, (e) any hurricane, tornado, flood, earthquake, tsunami, volcano eruption or other natural disaster in any location where GigPeak or its subsidiaries have material operations, (f) the execution and delivery of the Merger Agreement and GigPeak’s performance of its obligations under the Merger Agreement, (g) any failure by GigPeak to meet any internal or published projections, forecasts, estimates or projections in respect of revenues, cash flow, earnings or other financial or operating metrics for any period or (h) any changes in the market price or trading volume of shares of Company Common Stock (it being understood that the changes, effects, developments, circumstances, conditions, state of facts, events or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether a Company Material Adverse Effect has occurred); provided, however, that (1) clause (f) shall be disregarded for purposes of the representations and warranties set forth in Section 3.4 and/or Section 3.5 of the Merger Agreement and the conditions set forth in paragraph (c)(iii) of Annex I of the Merger Agreement solely as it relates to such representations and warranties and (2) any Effect to the extent the same disproportionately affects (individually or together with other changes, effects, developments, circumstances, conditions, state of facts, events or occurrences) GigPeak and its subsidiaries, taken as a whole, as compared to other persons operating in the same principal industry in which GigPeak and its subsidiaries operate shall be excluded to such extent in the case of clauses (a), (b), (c), (d) and (e).

The foregoing conditions are for the sole benefit of us and may be asserted by us regardless of the circumstances giving rise to any such conditions (except if any breach of the Merger Agreement by IDT or us has been the primary cause of or primarily resulted in the failure or the non-satisfaction of any such condition) and may be waived by us in whole or in part at any time and from time to time in our sole discretion, in each case subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC; provided, however, that the Minimum Condition and the Required Governmental Approval are not waivable by us and may not be waived by us.

16.	Adjustments to Prevent Dilution.

In the event that, notwithstanding GigPeak’s covenant to the contrary (see Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Covenants — Conduct of GigPeak Business Pending the Merger”), between the date of the Merger Agreement and the Acceptance Time, GigPeak effects a stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares, the Offer Price will be adjusted appropriately, and such adjustment to the Offer Price will provide to the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such action.

17.	Certain Legal Matters; Regulatory Approvals.

General

Based on our and IDT’s review of publicly available filings by GigPeak with the SEC and other information regarding GigPeak, neither we nor IDT are aware of any governmental license or regulatory permit that appears to be material to GigPeak’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, if any such approvals or other actions were to exist and were not obtained, a governmental, administrative or regulatory authority could take actions that may give us the right to not accept for payment and pay for Shares in the Offer. The Merger Agreement does not obligate us or IDT or any of our or their affiliates to (and without IDT’s consent GigPeak and its subsidiaries will not) sell, hold, separate or otherwise dispose of all or a portion of such entity’s respective business, assets or properties, or conduct such entity’s business in a specified manner; pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any contract any accommodation; limit in any manner whatsoever the ability of such entities to conduct, own, operate or control any of their respective businesses, assets or properties or of the businesses, properties or assets of GigPeak and its subsidiaries; waive any of the conditions to the Offer set forth in Section 15 — “Conditions to the Offer”; or initiate, defend, participate in, continue, or appeal any action in order to obtain the successful termination of any review of any review of any governmental authority regarding the Merger, or any related matter brought by or on behalf of any governmental authority.

Litigation

On February 17, 2017, a purported stockholder class action complaint was filed in the Superior Court of the State of California in and for the County of Santa Clara against GigPeak, the members of the board of directors of GigPeak, as well as against IDT and Purchaser, captioned Carbajal v. GigPeak Inc., et al., Case No. 17CV306571 (the “Action”). The complaint alleges that the members of GigPeak’s board of directors breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell GigPeak without first taking steps to ensure that Plaintiff and all the other public shareholders of GigPeak would obtain adequate, fair and maximum consideration under the circumstances and (ii) engineering the Offer and the Merger Agreement to benefit themselves and/or IDT without regard for the public shareholders of GigPeak, and alleges that GigPeak, IDT and Purchaser aided and abetted such breaches of fiduciary duties. The complaint seeks to enjoin any transaction, declaratory relief, certain other equitable relief, and unspecified damages and attorneys’ fees and costs. IDT and Purchaser intend to vigorously defend against this Action.

State Takeover Statutes

A number of states (including Delaware, where GigPeak is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business in such states.

Section 203 of Delaware Law restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us and IDT because GigPeak’s Board of Directors has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, including for purposes of Section 203. GigPeak has represented in the Merger Agreement to us and to IDT that other than Section 203, no takeover statute of Delaware or any other state or jurisdiction purports to be applicable to the Offer or the Merger.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer.

Antitrust Compliance — HSR Act

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

On February 24, 2017, IDT and GigPeak filed a Premerger Notification and Report Form (“HSR Notice”) with the FTC and the Antitrust Division for review in connection with the Offer. Based on the February 24, 2017 filing, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on March 13, 2017, unless the HSR Notice is withdrawn, the HSR Notice is withdrawn and re-filed or the waiting period is terminated or extended by a request for additional information and documentary material from the FTC or the Antitrust Division prior to that time.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of the Purchaser’s proposed acquisition of Shares pursuant to the Offer. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of IDT, the Purchaser, GigPeak or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of Delaware Law and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Delaware Law, will be entitled to a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any, in lieu of receiving the Offer Price for their Shares.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of Delaware Law, where a merger is approved under Section 251(h) of Delaware Law, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of Delaware Law. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of Delaware Law.

As described more fully in the Schedule 14D-9, if a stockholder desires to exercise appraisal rights under Section 262 of Delaware Law, such stockholder must do all of the following:

(i) within the later of the consummation of the Offer and March 27, 2017, deliver to GigPeak a written demand for appraisal of Shares held, which demand must reasonably inform GigPeak of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii) not tender their Shares in the Offer; and

(iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should carefully review the discussion of procedures required to be followed to demand and perfect appraisal rights under Section 262 of Delaware Law in the Schedule 14D-9 as well as the provisions of Section 262 of Delaware Law, attached as Annex III to the Schedule 14D-9, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Delaware Law.

The foregoing summary of the appraisal rights of stockholders in the Merger under Delaware Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights available under Delaware Law in connection with the Merger and is qualified in its entirety by reference to Item 8—“Additional Information—Appraisal Rights” in the Schedule 14D-9 and to Section 262 of Delaware Law. The perfection of appraisal rights requires strict adherence to the applicable provisions of Delaware Law. If the Merger occurs and a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the Offer Price.

Stockholder Approval Not Required

Section 251(h) of Delaware Law provides that, subject to certain statutory requirements, if following consummation of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, together with the stock otherwise owned by the consummating corporation or its affiliates and any rollover stock (each as defined in Section 251(h) of Delaware Law), equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under Delaware Law or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the consummating corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered (and not properly withdrawn) in accordance with the terms of the tender offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h) of Delaware Law) prior to the expiration of the tender offer, together with the Shares then owned by us and our affiliates and any rollover stock represent at least one Share more than 50% of the outstanding Shares, we do not anticipate seeking the approval of GigPeak’s remaining public stockholders before effecting the Merger. Section 251(h) also requires that the merger agreement provide that such merger shall be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the conditions specified in the merger agreement, the Merger will become effective as soon as practicable after the consummation of the Offer. We, IDT and GigPeak have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of stockholders of GigPeak, in accordance with Section 251(h) of Delaware Law.

18.	Fees and Expenses.

We have retained MacKenzie Partners, Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, email or other electronic message and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither we nor IDT, will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of us or IDT not contained in this document or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of us, IDT, the Depositary or the Information Agent or any affiliate of any of them for the purpose of the Offer.

We and IDT have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by GigPeak pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of GigPeak’s Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and GigPeak may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

ANNEX A

INFORMATION RELATING TO IDT AND THE PURCHASER

IDT incorporated in California in 1980 and reincorporated in Delaware in June 1987. IDT holds 100% of the capital stock of the Purchaser. The principal executive office, telephone number and principal business of each of these entities is described in Section 8 —“Certain Information Concerning IDT and the Purchaser.”

Directors and Executive Officers of IDT and the Purchaser

Set forth in the tables below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of IDT and the Purchaser. Except as provided below, the business address of each director and executive officer of IDT and the Purchaser is 6024 Silver Creek Valley Road, San Jose, California 95138.

Directors and Executive Officers of IDT

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
John Schofield United States of America Chairman of the Board of Directors	Mr. Schofield has been a director of IDT since April 2001 and has served as the Chairman of the Board of Directors since January 2008. Mr. Schofield brings to IDT extensive experience in the areas of executive management, global sales and marketing, risk analysis, corporate governance and administration. Mr. Schofield’s experience is especially relevant to his role as Chairman of the Board. Mr. Schofield has been a private investor since his retirement from Tellabs, Inc. (“Tellabs”) in January 2005. Mr. Schofield served as the Chief Executive Officer and President of Advanced Fibre Communications, Inc. (“AFC”) from 1999 until the acquisition of AFC by Tellabs on November 30, 2004, at which time AFC became the Access Division of Tellabs. Mr. Schofield also served as a member of the board of directors of AFC, and in October 2001, he was elected to the position of Chairman of the Board of Directors of AFC. From 1992 to 1999, Mr. Schofield served as Senior Vice President, and later, President, of the Integrated Solutions Group of ADC Telecommunications, Inc., a world-wide supplier of network equipment, software solutions and integration services for broadband and multiservice networks. Mr. Schofield is also a member of the Board of Directors of Sonus Networks, Inc., a supplier of telecommunications network equipment and services. Mr. Schofield is a 2011, 2012 and 2013 National Association of Corporate Directors (NACD) Board Leadership Fellow. He has demonstrated his commitment to boardroom excellence by completing NACD’s comprehensive program of study for experienced corporate directors – a rigorous suite of courses spanning leading practices for boards and committees. Mr. Schofield supplements his board leadership skills through ongoing engagement with the director community and access to leading practices. Mr. Schofield holds a Diploma of Electronics and Communications Engineering (the equivalent of a Bachelor of Science degree in electrical engineering) from NSW Institute of Technology in Sydney, Australia.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Ken Kannappan United States of America Director	Mr. Kannappan has been a director of the Company since January 2015. He serves as President and Chief Executive Officer of Plantronics, where he has been a member of the Board since 1999. Mr. Kannappan brings to the board a wealth of business leadership experience and a track record of success. Mr. Kannappan joined Plantronics in February 1995 as vice president of sales, responsible for OEM sales and the Asia Pacific/Latin America markets. He was appointed in March 1998 to president and chief operating officer, and then Chief Executive Officer and elected to the board. Prior to joining Plantronics, Mr. Kannappan was senior vice president of investment banking for Kidder, Peabody & Co. Incorporated. Mr. Kannappan has a Bachelor of Arts degree in Economics from Yale University and a Master’s of Business Administration from Stanford University. Mr. Kannappan previously served on the board of directors of Mattson Technology, Inc., including in the role of Chairman, from July 2012 to May 2016, and of Integrated Device Technology, Inc., including in the role of Chairman, from 2000 to 2008.

Umesh Padval United States of America Director	Mr. Padval has been a director of IDT since October 2008. Mr. Padval brings to IDT more than 25 years of experience in marketing, sales, and general management in high tech industries, including Computing infrastructure, mobile communications, and consumer digital entertainment. Mr. Padval also has extensive global experience, having established R&D centers in both China and India for C-Cube Microsystems Incorporated (“C-Cube”). Beginning in February 2016, Mr. Padval has served as a Partner at Thomvest Ventures. Prior to that, Mr. Padval served as a Partner at Bessemer Venture Partners from September 2007, and before that, an Executive Vice President of the Consumer Products Group at LSI Logic Corporation, where he was also previously the Senior Vice President of the company’s Broadband Entertainment Division. Prior to that, at LSI Logic, Mr. Padval served as the Chief Executive Officer and Director of C-Cube (which was acquired by LSI Logic in 2001) and was previously President of the company’s Semiconductor Division. Prior to joining C-Cube, Mr. Padval held senior management positions at VLSI Technology, Inc. and Advanced Micro Devices, Inc. Mr. Padval currently serves on the boards of several private companies, Avnera Corporation, Avalanche Technologies, Blue Willow Systems, and Skyhigh Networks. Mr. Padval has previously served on the boards of Monolithic Power Systems, Entropic Communications Incorporated, Silicon Image, Berkeley Design Automation, C-Cube Microsystems, Elantec Semiconductor and Pinnacle Engines. Mr. Padval previously served on the advisory boards for Stanford University. Mr. Padval holds a Bachelor in Technology from Indian Institute of Technology, Mumbai, and an M.S. in Engineering from Stanford University.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Gordon Parnell United States of America Director	Mr. Parnell has been a director of IDT since January 2008. Mr. Parnell brings to IDT extensive general and financial management experience, which is especially relevant to his role as Chairman of the Audit Committee. Mr. Parnell served as Vice President, Business Development and Investor Relations of Microchip Technology Incorporated (“Microchip”) from January 2009 to April 2013, at which time he retired. Mr. Parnell previously served as Vice President and Chief Financial Officer of Microchip from May 2000 to December 2008. Prior to his role as CFO, Mr. Parnell served as Vice President, Controller, and Treasurer of Microchip. Mr. Parnell holds a finance/accounting qualification with the Association of Certified Accountants from Edinburgh College, Scotland.

Robert Rango United States of America Director	Mr. Rango joined IDT’s Board of Directors in April 2015. Since May 2016, Mr. Rango serves as CEO of privately held Enevate Corporation, a company working on the development of next generation Lithium Ion (Li-ion) battery technology. Mr. Rango previously served in a number of executive positions at Broadcom Corporation, where he served from 2002 until July 2014. His most recent role at Broadcom was executive vice president and general manager of the company’s Mobile and Wireless Group, a role he had held since February 2011. During his time at Broadcom, Mr. Rango held several senior management positions in the company’s Network Infrastructure Business Unit, Mobile and Wireless Group and Wireless Connectivity Group, including as senior vice president and general manager, Wireless Connectivity Group and as executive vice president and general manager, Wireless Connectivity Group. From 1995 to 2002, Mr. Rango held several senior management positions at Lucent Microelectronics, a networking communications company, and Agere Systems, a leader in semiconductors and software solutions for storage, mobility and networking markets. Mr. Rango also serves on the board of directors of Keysight Technologies and KLA-Tencor. He has an Master’s in Electrical Engineering from Cornell University and a Bachelor’s in Electrical Engineering from State University of New York at Stony Brook.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Norman Taffe United States of America Director	Mr. Taffe has been a director of the Company since January, 2013. Mr. Taffe brings more than 20 years of semiconductor industry experience, including a strong background in engineering, sales, marketing and management. He joined SunPower Corporation in June 2013 and currently serves as SunPower’s Vice President and General Manager of Power Plant Solutions. Mr. Taffe previously served as Executive Vice President of the Consumer and Computation Division at Cypress Semiconductor, Inc., where he was responsible for one of the company’s largest and fastest growing divisions. Mr. Taffe joined Cypress in 2001. Mr. Taffe is currently a member of the Board of Directors of DSP Group, Inc., a provider of chipsets for VoIP, multimedia, and digital cordless applications, as well as a member of the Board of Second Harvest Food Bank, a nonprofit organization that serves nearly 250,000 needy families in Santa Clara and San Mateo counties each month. From 2001 to 2013, Mr. Taffe was a member of the board of directors of Cypress Envirosystems, a company that develops system-level wireless products for reducing energy costs. Mr. Taffe has completed the Program for Management Development at Harvard Business School and holds a Bachelor of Science in Electrical Engineering from the University of Michigan.

Selena Loh LaCroix Singapore Director	Ms. LaCroix joined the Board of Directors in December 2016. An executive with Egon Zehnder, she currently serves as head of that company’s Global Legal, Compliance & Regulatory Practice and leads the Global Semiconductor Practice. Ms. LaCroix brings a global perspective gained from many years of international experience, as well as experience in the semiconductor space as an advisor to executive leadership in organizational leadership. She also brings significant expertise in the area of cyber security and awareness, compliance, and corporate strategy. Ms. LaCroix joined Egon Zehnder in May 2006 in the Dallas Office as a core member of the Technology and Legal Practice groups. While at Egon Zehnder, she has served in several leadership positions including Dallas Office Leader (2008 – 2010) and the North America Technology & Communications Practice (2010 – 2014). Prior to joining Egon Zehnder, Ms. LaCroix was vice president and general counsel, Asia-Pacific, at Honeywell International, Inc. from 2004 to 2006. She also held various senior counsel positions in the legal department of Texas Instruments, Inc. between 1995 and 2005. Prior to Texas Instruments, Ms. LaCroix held associate positions at the law firm of Gray Cary Ware & Freidenrich (now DLA Piper) in san Diego/Palo Alto and, prior to that, at private law firms in Singapore. She has a LL.B Degree from the National University of Singapore and completed a graduate program in American Law at the University of California at Berkeley & Davis. She is admitted to also practice law in Singapore, the United Kingdom and California.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Gregory L. Waters United States of America Director, President, Chief Executive Officer	Mr. Waters joined the Company as President and Chief Executive Officer in January 2014 and was appointed to the Board of Directors at the same time. Prior to joining IDT, Mr. Waters served as Executive Vice President and General Manager, Front-End Solutions at Skyworks Solutions, Inc., a semiconductor company, from 2006 until December 2012. From 2003 to 2006, he served in various positions at Skyworks, including Senior Vice President beginning in 2005, Vice President and General Manager, Cellular Systems beginning in 2004 and Vice President, Linear Products beginning in 2003. From 2001 until 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems Inc. and, beginning in 1998, held positions at Agere as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions at Texas Instruments Inc., including Director of Network Access Products and Director of North American Sales. Mr. Waters holds a B.S. of Engineering from the University of Vermont and an M.S. in Computer Science from Northeastern University. Mr. Waters is qualified to serve on the Board of Directors due to his technological expertise and executive experience in the semiconductor industry.

Brian C. White United States of America Vice President, Chief Financial Officer, Treasurer	Mr. White was promoted to the position of IDT’s Vice President and Chief Financial Officer in September 2013. Mr. White joined IDT as Vice President, Finance in February 2007 and became Vice President, Finance and Treasurer of IDT in April 2009. From June 2008 to October 2008, he served as IDT’s interim CFO. Prior to joining IDT, Mr. White held management positions with Nvidia, Hitachi GST and IBM. He started his career in public accounting with Deloitte & Touche and Arthur Andersen.

Matthew D. Brandalise United States of America Vice President, General Counsel, Corporate Secretary	Mr. Brandalise joined IDT in May 2000 and became Vice President, General Counsel, and Corporate Secretary in October 2012. Prior to his current role, Mr. Brandalise served as Senior Director and Director in IDT’s Legal Department. Mr. Brandalise has also held corporate counsel and senior corporate counsel positions in the IDT Legal Department. Mr. Brandalise joined IDT with 8 years of law firm experience in the areas of commercial litigation and commercial transactions.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Sailesh Chittipeddi, Ph.D United States of America Vice President of Global Operations and Chief Technical Officer	Dr. Chittipeddi joined IDT as Vice President of Global Operations and Chief Technical Officer in March 2014. Prior to joining IDT, Dr. Chittipeddi served as President, Chief Executive Officer and a director of Conexant Systems, Inc. (“Conexant”), a semiconductor company, from April 2011 until July 2013 through its emergence from Chapter 11 reorganization. Prior to that, since 2006 he served in various positions at Conexant, including Chief Operating Officer and Chief Technology Officer. From 2001 until 2006, Dr. Chittipeddi served as Head of Foundry Operations and additionally managed the joint venture Silicon Manufacturing Partners between Agere Systems (now Avago Technologies) and Chartered Semiconductor (now Global Foundries). Prior to that, he served in a variety of positions at AT&T, SEMATECH and Lucent Technologies.

Sean Fan United States of America Vice President and General Manager, Interface Connectivity Division	Mr. Fan joined IDT in 1999 and became Vice President and General Manager, Interface Connectivity Division in August 2013. Prior to his current position, Mr. Fan held various management roles at IDT, including Vice President IDT China, Vice President and General Manager of the Memory Interface Division, General Manager of Standard Product Operations, and Senior Director of Silicon Timing Solutions. Prior to joining IDT, Mr. Fan served in various engineering and management roles with Lucent Microelectronics, Mitel Semiconductor, and the National Lab of Telecom Research in China.

Frantz Saintellemy United States of America Vice President and General Manager, Network Communications Division	Mr. Saintellemy joined IDT through the acquisition of Zentrum Mikroelektronik Dresden AG (“ZMD AG”) in December 2015 and currently serves as Vice President of IDT’s Automotive and Industrial Division. Prior to IDT’s acquisition of ZMD AG, Mr. Saintellemy served both as President of ZMD America Inc., and as Executive Vice President of Global Sales and Marketing for ZMD AG between January 2012 to December 2015. Prior to that, Mr. Saintellemy was ZMD AG’s Executive Vice President of Corporate Strategy and Business Development and Sales for North America from August 2011 to December 2015. Before joining ZMD AG, Mr. Saintellemy was Chief Technical Officer and Corporate Vice President of Technical Marketing at Future Electronics from January 2004 to May 2011. Prior to that, Mr. Saintellemy held various product line management positions at Analog Devices. Mr. Saintellemy holds a B.S.E.E. from Northeastern University, an M.S.E.E. from MIT and a B.S. in commerce and marketing from HEC (University of Montreal) and has completed various engineering leadership development programs from MIT Sloan.

Anja Hamilton United States of America Vice President, Global Human Resources	Ms. Hamilton joined IDT in February 2011, and in October 2012 became our VP, Global Human Resources. Prior to joining IDT Ms. Hamilton was the Director of Global Compensation and HRIS at Atmel from August 2008 through January 2011. Prior to Atmel, Ms. Hamilton held various HR management positions at eBay and Electronic Arts.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Mario Montana United States of America Vice President, Chief Sales Officer	Mr. Montana joined IDT in 1997 and became Vice President, Chief Sales Officer in August 2013. Prior to his current role, Mr. Montana was various management positions with IDT including Vice President, General Manager, Enterprise Computing Division (formerly Serial Switching Division), Director, IDT Serial-Switching Division, Director, IDT Strategic Marketing Group, and Product Line Director, IDT Telecommunications, FIFO, Logic and Timing groups, respectively.

Dave Shepard United States of America Vice President and General Manager, Timing and RF Division	Mr. Shepard joined IDT as Vice President and General Manager, Timing and RF Division, in May 2014. Prior to joining IDT, Mr. Shepard served as Vice President and General Manager, High Performance Solutions at Peregrine Semiconductor Corp. from 2010 to 2014. From 2003 to 2009, Mr. Shepard served as President and Chief Executive Officer of Sequoia Communications, Inc., a cellular RF transceiver startup. Prior to 2003, Mr. Shepard held a variety of senior management positions at Texas Instruments Inc., including General Manager of the Wireless Infrastructure Business.

Directors and Executive Officers of the Purchaser

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Gregory L. Waters United States of America Director, President, Chief Executive Officer	Mr. Waters joined the Company as President and Chief Executive Officer in January 2014 and was appointed to the Board of Directors at the same time. Prior to joining IDT, Mr. Waters served as Executive Vice President and General Manager, Front-End Solutions at Skyworks Solutions, Inc., a semiconductor company, from 2006 until December 2012. From 2003 to 2006, he served in various positions at Skyworks, including Senior Vice President beginning in 2005, Vice President and General Manager, Cellular Systems beginning in 2004 and Vice President, Linear Products beginning in 2003. From 2001 until 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems Inc. and, beginning in 1998, held positions at Agere as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions at Texas Instruments Inc., including Director of Network Access Products and Director of North American Sales. Mr. Waters holds a B.S. of Engineering from the University of Vermont and an M.S. in Computer Science from Northeastern University. Mr. Waters is qualified to serve on the Board of Directors due to his technological expertise and executive experience in the semiconductor industry.

Brian C. White United States of America Director, Treasurer	Mr. White has served as the Director and Treasurer of the Purchaser since its formation on February 8, 2017. Mr. White was promoted to the position of IDT’s Vice President and Chief Financial Officer in September 2013. Mr. White joined IDT as Vice President, Finance in February 2007 and became Vice President, Finance and Treasurer of IDT in April 2009. From June 2008 to October 2008, he served as IDT’s interim CFO. Prior to joining IDT, Mr. White held management positions with Nvidia, Hitachi GST and IBM. He started his career in public accounting with Deloitte & Touche and Arthur Andersen.

Matthew D. Brandalise United States of America Director, Secretary	Mr. Brandalise has served as the Director and Secretary of the Purchaser since its formation on February 8, 2017. Mr. Brandalise joined IDT in May 2000 and became Vice President, General Counsel, and Corporate Secretary in October 2012. Prior to his current role, Mr. Brandalise served as Senior Director and Director in IDT’s Legal Department. Mr. Brandalise has also held corporate counsel and senior corporate counsel positions in the IDT Legal Department. Mr. Brandalise joined IDT with 8 years of law firm experience in the areas of commercial litigation and commercial transactions.

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF GIGPEAK OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS:

The Depositary for the Offer is:

By Registered or Certified Mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	By Overnight Courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com